IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

04044193

SEP 28 2004

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

CWABS, INC.	0001021913
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for September 28, 2004	333-109272
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
SEP 29 2004
THOMSON
FINANCIAL

NY1 5602294v2

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on September 28 2004.

CWABS, INC.

By: __________________________
Name: Celia Coulter
Title: Vice President

Exhibit Index

Exhibit		Page
99.1	Computational Materials Prepared by Countrywide Securities Corporation.	4

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWABS, INC.

CWABS Revolving Home Equity Loan Trust,
Series 2004-K
Revolving Home Equity Loan Notes, Series 2004-K

ABS New Transaction

Computational Materials

$1,725,888,000
(Approximate)

CWABS, Inc.
Depositor

CWABS REVOLVING HOME EQUITY LOAN TRUST, Series 2004-K

Revolving Home Equity Loan Asset Backed Notes, Series 2004-K

Countrywide
HOME LOANS
Sponsor and Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement, any related supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this statistical pool may be deleted from the final pool of Mortgage Loans delivered to the Trust on the Closing Date. This statistical pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Prepared: September 17, 2004

$1,725,888,000 (Approximate)

Revolving Home Equity Loan Trust (2004-K)

REVOLVING HOME EQUITY LOAN ASSET BACKED NOTES, SERIES 2004-K

Class	Approximate Amount [(1)]	Note Rate	WAL (Years) Call/Mat [(2)]	Payment Window (Months) Call/Mat [(2)]	Last Scheduled Payment Date	Expected Rating (S&P/Moody's)
1-A	$785,006,000	LIBOR + 30[(3)]	2.54 / 2.70	1-73 / 1-141	July 2029	AAA / Aaa
2-A	$940,882,000			Not Offered Herein		
Total	**$1,725,888,000**					

(1) Subject to a permitted variance of +/- 10%.
(2) Based on a collateral prepayment assumption of 40% CPR and a 15% draw rate, with respect to the Mortgage Loans and a settlement date of September 29, 2004.
(3) Subject to the lesser of (a) a fixed cap of 16.00% and (b) the related Net WAC, as more fully described herein. Additionally, the coupon for the initial interest accrual period shall be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR benchmarks).

Transaction Participants

Underwriter: Countrywide Securities Corporation (Lead Manager) and Greenwich Capital Markets, Inc. (Co-Manager).

Sponsor and Master Servicer: Countrywide Home Loans, Inc. ("Countrywide").

Depositor: CWABS, Inc. (a limited purpose finance subsidiary of Countrywide Financial Corporation).

Custodian: Treasury Bank, National Association (an affiliate of the Sponsor and Master Servicer).

Note Insurer: Ambac Assurance Corporation ("Ambac")

Indenture Trustee: JP Morgan Chase Bank.

Owner Trustee: Wilmington Trust Company.

Relevant Dates

Expected Closing Date: September 29, 2004.

Expected Settlement Date: September 29, 2004.

Cut-off Date: September 22, 2004.

Interest Period: Except with respect to the first Payment Date, the interest accrual period with respect to the Notes for a given Payment Date will be the period beginning with the previous Payment Date and ending on the day prior to such Payment Date. For the first Payment Date, the Notes will accrue interest from the Closing Date through November 14, 2004.

Payment Date: The fifteenth (15th) day of each month (or, if not a business day, the next succeeding business day), commencing November 15, 2004.

Collection Period: With respect to any Payment Date, the calendar month preceding the Payment Date or, in the case of the first Collection Period, the period beginning on the Cut-off Date and ending on the last day of October 2004.

The Mortgage Loans

Description of Mortgage Loans: The Trust will consist of two groups of home equity revolving credit line loans made or to be made in the future under certain home equity revolving credit line loan agreements (the "Group 1 Mortgage Loans" and "Group 2 Mortgage Loans"). The Group 1 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties with conforming loan balances based on maximum credit limits and will bear interest at rates that adjust based on the prime rate. The Group 2 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties and will bear interest at rates that adjust based on the prime rate. The original principal balance of each class of Notes will exceed the aggregate Cut-off Date principal balance of the Mortgage Loans in the related loan group transferred to the Trust on the closing date.

The actual pool of Mortgage Loans delivered to the Trust on the Closing Date is expected to have a Cut-off Date Balance of approximately $1,700,000,000 (subject to a variance of +/- 10%). However, the information presented in these Computational Materials for the Mortgage Loans, particularly in the collateral tables, which follow, reflects a statistical pool of Mortgage Loans as of September 1, 2004. However, the characteristics of the statistical pool are expected to be representative of the final pool of Mortgage Loans actually delivered to the Trust on the Closing Date.

HELOC Amortization: The Mortgage Loans are adjustable rate, home equity lines of credit ("HELOCs") which may be drawn upon generally for a period (the "Draw Period") of five (5) years (which, in most cases, may be extendible for an additional five (5) years with Countrywide's approval). HELOCs are generally subject to a fifteen (15) year repayment period following the end of the Draw Period during which the outstanding principal balance of the Mortgage Loan will be repaid in monthly installments equal to 1/180 of the outstanding principal balance as of the end of the Draw Period. A relatively small number of HELOCs are subject to a five (5), ten (10), or twenty (20) year repayment period following the Draw Period during which the outstanding principal balance of the loan will be repaid in equal monthly installments. Approximately 0.08% of the Group 1 Mortgage Loans require a balloon repayment at the end of the Draw Period and approximately 0.19% of the Group 2 Mortgage Loans require a balloon repayment at the end of the Draw Period.

Cut-off Date Balance: The aggregate unpaid principal balance of the Mortgage Loans as of the Cut-off Date.

The Notes

Description of the Notes: The Class 1-A and Class 2-A Notes (together, the "Notes") will be issued by CWABS Revolving Home Equity Loan Trust, Series 2004-K (the "Trust"). As of the Closing Date, the aggregate principal balance of both classes of the Notes will be $1,725,888,000 (subject to a permitted variance of +/- 10%).

Federal Tax Status: It is anticipated that the Notes will be treated as debt instruments for federal income tax purposes.

Registration: The Notes will be available in book-entry form through DTC, Clearstream and the Euroclear System.

Note Rate: Except as noted below, each class of Notes will accrue interest during each Interest Accrual Period at a rate equal to the least of: (a) one-month LIBOR, plus 0.30%, (b) the Net WAC of the Mortgage Loans in the related Loan Group, and (c) 16.00%. With respect to the initial Interest Accrual Period only, the rate calculated in clause (a) above will be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR as benchmarks).

Net WAC: The "Net WAC" of the Group 1 or Group 2 Mortgage Loans shall mean the weighted average of the loan rates of the Group 1 or Group 2 Mortgage Loans (as applicable), weighted on the basis of the daily average balance of each Mortgage Loan in the applicable loan group during the related billing cycle before the Collection Period relating to the Payment Date, net of the Expense Fee Rate.

Expense Fee Rate: For any Payment Date, the "Expense Fee Rate" shall be an amount equal to the sum of (i) the servicing fee rate, (ii) the note insurer premium rate times a fraction, the numerator, which is the Note principal balance of the applicable class of Notes and the denominator of which is the related Loan Group Balance, and (iii) commencing with the Payment Date in November 2005, the Note Insurer Carve-out Rate. The "Note Insurer Carve-out Rate" for any given Payment Date on and after the November 2005 Payment Date shall be equal to 0.50%.

Basis Risk Carryforward: On any Payment Date the "Basis Risk Carryforward" for either Class of Notes will equal, the sum of (x) the excess of (a) the amount of interest that would have accrued on such Notes during the related Interest Accrual Period without giving effect to the related Net WAC cap, over (b) the amount of interest that actually accrued on such Notes during such period, and (y) any Basis Risk Carryforward remaining unpaid from prior Payment Dates together with accrued interest thereon at the Note Rate without giving effect to the related Net WAC cap. The Basis Risk Carryforward will be paid to the extent funds are available from the related Mortgage Loans as set forth in "Group 1 Distributions of Interest" or "Group 2 Distributions of Interest" (as applicable), below.

Group 1 Distributions of Interest: Investor interest collections related to the Group 1 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 1 Mortgage Loans;
2. Accrued monthly interest on the Class 1-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed, absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
6. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 1 Mortgage Loans;
8. Paydown of the Class 1-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 2-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 1 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 1-A Notes;
12. Basis Risk Carryforward related to the Class 1-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 2 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Group 2 Distributions of Interest: Investor interest collections related to the Group 2 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 2 Mortgage Loans;
2. Accrued monthly interest on the Class 2-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed, absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
6. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 2 Mortgage Loans;
8. Paydown of the Class 2-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 1-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 2 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 2-A Notes;
12. Basis Risk Carryforward related to the Class 2-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 1 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Distributions of Principal: Collections of principal related to the Mortgage Loans in each loan group are to be applied to the related class of Notes in the following order of priority:

1. During the Managed Amortization Period (as described below), the amount of principal payable to the holder of a class of Notes for each Payment Date will equal, to the extent funds are available from the related Mortgage Loans, the lesser of (a) the product of (i) the Investor Fixed Allocation Percentage (as defined below) for those Notes, and (ii) principal collections from the related Mortgage Loans relating to such Payment Date (such product, the "Maximum Principal Payment"), and (b) principal collections from the related Mortgage Loans for the related Payment Date less the sum of additional balances created from new draws on those Mortgage Loans during the related Collection Period (but not less than zero).

   The "Managed Amortization Period" for each class of Notes shall mean the period beginning on the Closing Date and, unless a Rapid Amortization Event (i.e., certain events of default or other material non-compliance by the Sponsor under the terms of the related transaction documents) shall have earlier occurred, through and including the Payment Date in October 2009.

The "Investor Fixed Allocation Percentage" for any Payment Date and each Class of Notes will be calculated as follows: (i) on any date on which the related allocated Transferor Interest is less than the related Required Transferor Subordinated Amount, 100%, and (ii) on any date on which the related allocated Transferor Interest equals or exceeds the related Required Transferor Subordinated Amount, [98.80]%.

2. After the Managed Amortization Period, the amount of principal payable to the holders of each class of Notes will be equal to the related Maximum Principal Payment.

   The "allocated Transferor Interest" for each loan group is the portion of the Transferor Interest attributable to such loan group and will equal the related Transferor Principal Balance (as defined below).

Optional Termination: The Notes may be retired as a result of the owner of the Transferor Interest purchasing all of the mortgage loans then included in the trust estate on any payment date on or after which the aggregate principal balance of both classes of Notes is less than or equal to 10% of the initial aggregate principal balance of the Notes of both classes.

Credit Enhancement: The Trust will include the following mechanisms, each of which is intended to provide credit support for the Notes:

1. Excess Interest Collections. For any Loan Group, its Excess Interest Collections are the related investor interest collections minus the sum of (a) the interest paid to the related class of Notes, (b) the servicing fee retained by the Master Servicer for the Mortgage Loans in that loan group, and (c) the premium paid to the Note Insurer allocable to that Loan Group. Investor Interest Collections from a loan group will be available to cover losses on the Mortgage Loans in the related loan group first and then, if necessary, in the unrelated loan group.

2. Limited Subordination of Transferor Interest (Overcollateralization). A portion of the allocated Transferor Interest related to each loan group will be available to provide limited protection against Investor Loss Amounts in such loan group (as defined below) up to the Available Transferor Subordinated Amount for such loan group. The "Available Transferor Subordinated Amount" for each loan group is, for any Payment Date, the lesser of the related Transferor Principal Balance and the related Required Transferor Subordinated Amount. The "Transferor Principal Balance" for each loan group is, for any date of determination, (a) the Loan Group Balance of the related Mortgage Loans at the close of business on the prior day, minus (b) the Note Principal Balance of the related class of Notes reduced by the aggregate of amounts actually distributed as principal on such Notes through the close of business on such date of determination. Subject to any step-down or step-up as may be permitted or required by the transaction documents, the "Required Transferor Subordinated Amount" for each loan group will be (i) prior to the step-down date, [1.20]% of the Cut-off Date Balance of the related Mortgage Loans and (ii) on or after the step-down date and so long as a trigger event is not in effect, [2.40]% of the then current unpaid principal balance of the related Mortgage Loans (subject to a floor equal to 0.50% of the Cut-off Date Balance of the related Mortgage Loans). The allocated Transferor Interest for each loan group will be approximately zero on the Closing Date.

The initial aggregate principal balance of each class of Notes will exceed the aggregate Cut-off Date principal balance of the Mortgage Loans in the related Loan Group transferred to the issuer on the closing date. This excess represents an undercollateralization of approximately 1.50% of the original principal balance of the Notes.

3. Surety Wrap. Ambac will issue a note insurance policy, which will guarantee the timely payment of interest and the ultimate repayment of principal to the holders of the Notes. The policy does not cover payment of Basis Risk Carryforward.

Investor Loss Amounts: With respect to any Payment Date and each Class of Notes, the amount equal to the product of (a) the applicable Investor Floating Allocation Percentage (as defined below) for such Payment Date and such Notes, and (b) the aggregate of the Liquidation Loss Amounts for such Payment Date from Mortgage Loans in the relevant loan group. The "Investor Floating Allocation Percentage," for any Payment Date and each loan group shall be the lesser of 100% and a fraction, the numerator of which is the related Note Principal Balance and the denominator of which is the Loan Group Balance of the related Mortgage Loans at the beginning of the related Collection Period. The "Loan Group Balance" for each loan group and any date is the aggregate of the principal balances of the related Mortgage Loans as of such date. "Liquidation Loss Amounts" for any liquidated Mortgage Loan and any Payment Date is the unrecovered principal balance of such Mortgage Loan at the end of the Collection Period in which such Mortgage Loan became a liquidated Mortgage Loan, after giving effect to its net liquidation proceeds.

ERISA Eligibility: Subject to the considerations in the prospectus supplement, the Notes are expected to be ERISA eligible. Prospective investors must review the related prospectus and prospectus supplement and consult with their professional advisors for a more detailed description of these matters prior to investing in the Notes.

SMMEA Treatment: The Notes will not constitute "mortgage related securities" for purposes of SMMEA.

[Collateral Tables and Discount Margin Tables to follow]

Discount Margin Tables (%)

Class 1-A (To Call) (1)

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	30	30	30	30	30	30	30
WAL (yr)	6.09	5.13	3.13	2.54	2.09	1.74	1.62
MDUR (yr)	5.63	4.79	2.99	2.45	2.03	1.70	1.59
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Jul16	Apr15	Dec11	Nov10	Dec09	Feb09	Oct08

(1) Based on a 15% draw rate.

Class 1-A (To Maturity) (1)

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	30	30	30	30	30	30	30
WAL (yr)	6.34	5.37	3.32	2.70	2.24	1.88	1.76
MDUR (yr)	5.82	4.97	3.15	2.59	2.16	1.82	1.71
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Nov24	Feb23	May18	Jul16	Jan15	Sep13	Mar13

(1) Based on a 15% draw rate.

ABS New Transaction

Computational Materials

$1,725,888,000
(Approximate)

CWABS, Inc.
Depositor

CWABS REVOLVING HOME EQUITY LOAN TRUST, Series 2004-K

Revolving Home Equity Loan Asset Backed Notes, Series 2004-K

Countrywide
HOME LOANS
Sponsor and Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement, any related supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this statistical pool may be deleted from the final pool of Mortgage Loans delivered to the Trust on the Closing Date. This statistical pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Prepared: September 20, 2004

$1,725,888,000 (Approximate)

Revolving Home Equity Loan Trust (2004-K)

REVOLVING HOME EQUITY LOAN ASSET BACKED NOTES, SERIES 2004-K

Class	Approximate Amount (1)	Note Rate	WAL (Years) Call/Mat (2)	Payment Window (Months) Call/Mat (2)	Last Scheduled Payment Date	Expected Rating (S&P/Moody's)
1-A	$785,006,000			*Not Offered Herein*		
2-A	$940,882,000	LIBOR + 30(3)	2.54 / 2.71	1-73 / 1-141	July 2029	AAA / Aaa
Total	**$1,725,888,000**					

(1) Subject to a permitted variance of +/- 10%.
(2) Based on a collateral prepayment assumption of 40% CPR and a 15% draw rate, with respect to the Mortgage Loans and a settlement date of September 29, 2004.
(3) Subject to the lesser of (a) a fixed cap of 16.00% and (b) the related Net WAC, as more fully described herein. Additionally, the coupon for the initial interest accrual period shall be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR benchmarks).

Transaction Participants

Underwriter:	Countrywide Securities Corporation (Lead Manager) and Greenwich Capital Markets, Inc. (Co-Manager).
Sponsor and Master Servicer:	Countrywide Home Loans, Inc. ("Countrywide").
Depositor:	CWABS, Inc. (a limited purpose finance subsidiary of Countrywide Financial Corporation).
Custodian:	Treasury Bank, National Association (an affiliate of the Sponsor and Master Servicer).
Note Insurer:	Ambac Assurance Corporation ("Ambac")
Indenture Trustee:	JP Morgan Chase Bank.
Owner Trustee:	Wilmington Trust Company.

Relevant Dates

Expected Closing Date:	September 29, 2004.
Expected Settlement Date:	September 29, 2004.
Cut-off Date:	September 22, 2004.
Interest Period:	Except with respect to the first Payment Date, the interest accrual period with respect to the Notes for a given Payment Date will be the period beginning with the previous Payment Date and ending on the day prior to such Payment Date. For the first Payment Date, the Notes will accrue interest from the Closing Date through November 14, 2004.
Payment Date:	The fifteenth (15th) day of each month (or, if not a business day, the next succeeding business day), commencing November 15, 2004.
Collection Period:	With respect to any Payment Date, the calendar month preceding the Payment Date or, in the case of the first Collection Period, the period beginning on the Cut-off Date and ending on the last day of October 2004.

The Mortgage Loans

Description of Mortgage Loans:	The Trust will consist of two groups of home equity revolving credit line loans made or to be made in the future under certain home equity revolving credit line loan agreements (the "Group 1 Mortgage Loans" and "Group 2 Mortgage Loans"). The Group 1 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties with conforming loan balances based on maximum credit limits and will bear interest at rates that adjust based on the prime rate. The Group 2 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties and will bear interest at rates that adjust based on the prime rate. The original principal balance of each class of Notes will exceed the aggregate Cut-off Date principal balance of the Mortgage Loans in the related loan group transferred to the Trust on the closing date.

The actual pool of Mortgage Loans delivered to the Trust on the Closing Date is expected to have a Cut-off Date Balance of approximately $1,700,000,000 (subject to a variance of +/- 10%). However, the information presented in these Computational Materials for the Mortgage Loans, particularly in the collateral tables, which follow, reflects a statistical pool of Mortgage Loans as of September 1, 2004. However, the characteristics of the statistical pool are expected to be representative of the final pool of Mortgage Loans actually delivered to the Trust on the Closing Date.

HELOC Amortization: The Mortgage Loans are adjustable rate, home equity lines of credit ("HELOCs") which may be drawn upon generally for a period (the "Draw Period") of five (5) years (which, in most cases, may be extendible for an additional five (5) years with Countrywide's approval). HELOCs are generally subject to a fifteen (15) year repayment period following the end of the Draw Period during which the outstanding principal balance of the Mortgage Loan will be repaid in monthly installments equal to 1/180 of the outstanding principal balance as of the end of the Draw Period. A relatively small number of HELOCs are subject to a five (5), ten (10), or twenty (20) year repayment period following the Draw Period during which the outstanding principal balance of the loan will be repaid in equal monthly installments. Approximately 0.08% of the Group 1 Mortgage Loans require a balloon repayment at the end of the Draw Period and approximately 0.19% of the Group 2 Mortgage Loans require a balloon repayment at the end of the Draw Period.

Cut-off Date Balance: The aggregate unpaid principal balance of the Mortgage Loans as of the Cut-off Date.

The Notes

Description of the Notes: The Class 1-A and Class 2-A Notes (together, the "Notes") will be issued by CWABS Revolving Home Equity Loan Trust, Series 2004-K (the "Trust"). As of the Closing Date, the aggregate principal balance of both classes of the Notes will be $1,725,888,000 (subject to a permitted variance of +/- 10%).

Federal Tax Status: It is anticipated that the Notes will be treated as debt instruments for federal income tax purposes.

Registration: The Notes will be available in book-entry form through DTC, Clearstream and the Euroclear System.

Note Rate: Except as noted below, each class of Notes will accrue interest during each Interest Accrual Period at a rate equal to the least of: (a) one-month LIBOR, plus 0.30%, (b) the Net WAC of the Mortgage Loans in the related Loan Group, and (c) 16.00%. With respect to the initial Interest Accrual Period only, the rate calculated in clause (a) above will be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR as benchmarks).

Net WAC: The "Net WAC" of the Group 1 or Group 2 Mortgage Loans shall mean the weighted average of the loan rates of the Group 1 or Group 2 Mortgage Loans (as applicable), weighted on the basis of the daily average balance of each Mortgage Loan in the applicable loan group during the related billing cycle before the Collection Period relating to the Payment Date, net of the Expense Fee Rate.

Expense Fee Rate: For any Payment Date, the "Expense Fee Rate" shall be an amount equal to the sum of (i) the servicing fee rate, (ii) the note insurer premium rate times a fraction, the numerator, which is the Note principal balance of the applicable class of Notes and the denominator of which is the related Loan Group Balance, and (iii) commencing with the Payment Date in November 2005, the Note Insurer Carve-out Rate. The "Note Insurer Carve-out Rate" for any given Payment Date on and after the November 2005 Payment Date shall be equal to 0.50%.

Basis Risk Carryforward: On any Payment Date the "Basis Risk Carryforward" for either Class of Notes will equal, the sum of (x) the excess of (a) the amount of interest that would have accrued on such Notes during the related Interest Accrual Period without giving effect to the related Net WAC cap, over (b) the amount of interest that actually accrued on such Notes during such period, and (y) any Basis Risk Carryforward remaining unpaid from prior Payment Dates together with accrued interest thereon at the Note Rate without giving effect to the related Net WAC cap. The Basis Risk Carryforward will be paid to the extent funds are available from the related Mortgage Loans as set forth in "Group 1 Distributions of Interest" or "Group 2 Distributions of Interest" (as applicable), below.

Group 1 Distributions of Interest: Investor interest collections related to the Group 1 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 1 Mortgage Loans;
2. Accrued monthly interest on the Class 1-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed, absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
6. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 1 Mortgage Loans;
8. Paydown of the Class 1-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 2-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 1 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 1-A Notes;
12. Basis Risk Carryforward related to the Class 1-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 2 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Group 2
Distributions of Interest:

Investor interest collections related to the Group 2 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 2 Mortgage Loans;
2. Accrued monthly interest on the Class 2-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed , absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
6. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 2 Mortgage Loans;
8. Paydown of the Class 2-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 1-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 2 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 2-A Notes;
12. Basis Risk Carryforward related to the Class 2-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 1 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Distributions of Principal:

Collections of principal related to the Mortgage Loans in each loan group are to be applied to the related class of Notes in the following order of priority:

1. During the Managed Amortization Period (as described below), the amount of principal payable to the holder of a class of Notes for each Payment Date will equal, to the extent funds are available from the related Mortgage Loans, the lesser of (a) the product of (i) the Investor Fixed Allocation Percentage (as defined below) for those Notes, and (ii) principal collections from the related Mortgage Loans relating to such Payment Date (such product, the "Maximum Principal Payment"), and (b) principal collections from the related Mortgage Loans for the related Payment Date less the sum of additional balances created from new draws on those Mortgage Loans during the related Collection Period (but not less than zero).

   The "Managed Amortization Period" for each class of Notes shall mean the period beginning on the Closing Date and, unless a Rapid Amortization Event (i.e., certain events of default or other material non-compliance by the Sponsor under the terms of the related transaction documents) shall have earlier occurred, through and including the Payment Date in October 2009.

The "Investor Fixed Allocation Percentage" for any Payment Date and each Class of Notes will be calculated as follows: (i) on any date on which the related allocated Transferor Interest is less than the related Required Transferor Subordinated Amount, 100%, and (ii) on any date on which the related allocated Transferor Interest equals or exceeds the related Required Transferor Subordinated Amount, [98.80]%.

2. After the Managed Amortization Period, the amount of principal payable to the holders of each class of Notes will be equal to the related Maximum Principal Payment.

   The "allocated Transferor Interest" for each loan group is the portion of the Transferor Interest attributable to such loan group and will equal the related Transferor Principal Balance (as defined below).

Optional Termination: The Notes may be retired as a result of the owner of the Transferor Interest purchasing all of the mortgage loans then included in the trust estate on any payment date on or after which the aggregate principal balance of both classes of Notes of Notes is less than or equal to 10% of the initial aggregate principal balance of the Notes of both classes.

Credit Enhancement: The Trust will include the following mechanisms, each of which is intended to provide credit support for the Notes:

1. Excess Interest Collections. For any Loan Group, its Excess Interest Collections are the related investor interest collections minus the sum of (a) the interest paid to the related class of Notes, (b) the servicing fee retained by the Master Servicer for the Mortgage Loans in that loan group, and (c) the premium paid to the Note Insurer allocable to that Loan Group. Investor Interest Collections from a loan group will be available to cover losses on the Mortgage Loans in the related loan group first and then, if necessary, in the unrelated loan group.

2. Limited Subordination of Transferor Interest (Overcollateralization). A portion of the allocated Transferor Interest related to each loan group will be available to provide limited protection against Investor Loss Amounts in such loan group (as defined below) up to the Available Transferor Subordinated Amount for such loan group. The "Available Transferor Subordinated Amount" for each loan group is, for any Payment Date, the lesser of the related Transferor Principal Balance and the related Required Transferor Subordinated Amount. The "Transferor Principal Balance" for each loan group is, for any date of determination, (a) the Loan Group Balance of the related Mortgage Loans at the close of business on the prior day, minus (b) the Note Principal Balance of the related class of Notes reduced by the aggregate of amounts actually distributed as principal on such Notes through the close of business on such date of determination. Subject to any step-down or step-up as may be permitted or required by the transaction documents, the "Required Transferor Subordinated Amount" for each loan group will be (i) prior to the step-down date, [1.20]% of the Cut-off Date Balance of the related Mortgage Loans and (ii) on or after the step-down date and so long as a trigger event is not in effect, [2.40]% of the then current unpaid principal balance of the related Mortgage Loans (subject to a floor equal to 0.50% of the Cut-off Date Balance of the related Mortgage Loans). The allocated Transferor Interest for each loan group will be approximately zero on the Closing Date.

The initial aggregate principal balance of each class of Notes will exceed the aggregate Cut-off Date principal balance of the Mortgage Loans in the related Loan Group transferred to the issuer on the closing date. This excess represents an undercollateralization of approximately 1.50% of the original principal balance of the Notes.

3. Surety Wrap. Ambac will issue a note insurance policy, which will guarantee the timely payment of interest and the ultimate repayment of principal to the holders of the Notes. The policy does not cover payment of Basis Risk Carryforward.

Investor Loss Amounts: With respect to any Payment Date and each Class of Notes, the amount equal to the product of (a) the applicable Investor Floating Allocation Percentage (as defined below) for such Payment Date and such Notes, and (b) the aggregate of the Liquidation Loss Amounts for such Payment Date from Mortgage Loans in the relevant loan group. The "Investor Floating Allocation Percentage," for any Payment Date and each loan group shall be the lesser of 100% and a fraction, the numerator of which is the related Note Principal Balance and the denominator of which is the Loan Group Balance of the related Mortgage Loans at the beginning of the related Collection Period. The "Loan Group Balance" for each loan group and any date is the aggregate of the principal balances of the related Mortgage Loans as of such date. "Liquidation Loss Amounts" for any liquidated Mortgage Loan and any Payment Date is the unrecovered principal balance of such Mortgage Loan at the end of the Collection Period in which such Mortgage Loan became a liquidated Mortgage Loan, after giving effect to its net liquidation proceeds.

ERISA Eligibility: Subject to the considerations in the prospectus supplement, the Notes are expected to be ERISA eligible. Prospective investors must review the related prospectus and prospectus supplement and consult with their professional advisors for a more detailed description of these matters prior to investing in the Notes.

SMMEA Treatment: The Notes will not constitute "mortgage related securities" for purposes of SMMEA.

[Collateral Tables and Discount Margin Tables to follow]

Discount Margin Tables (%)

Class 2-A (To Call) [1]

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	30	30	30	30	30	30	30
WAL (yr)	6.09	5.14	3.13	2.54	2.09	1.74	1.62
MDUR (yr)	5.63	4.79	2.99	2.45	2.03	1.70	1.59
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Jul16	Apr15	Dec11	Nov10	Dec09	Feb09	Oct08

(1) Based on a 15% draw rate.

Class 2-A (To Maturity) [1]

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	30	30	30	30	30	30	30
WAL (yr)	6.34	5.37	3.32	2.71	2.24	1.88	1.76
MDUR (yr)	5.82	4.97	3.15	2.59	2.16	1.82	1.71
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Oct24	Feb23	May18	Jul16	Jan15	Sep13	Mar13

(1) Based on a 15% draw rate.

ABS New Transaction

Computational Materials

$1,725,888,000
(Approximate)

CWABS, Inc.
Depositor

CWABS REVOLVING HOME EQUITY LOAN TRUST,
Series 2004-K

Revolving Home Equity Loan Asset Backed
Notes, Series 2004-K

Countrywide
HOME LOANS
Sponsor and Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement, any related supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this statistical pool may be deleted from the final pool of Mortgage Loans delivered to the Trust on the Closing Date. This statistical pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Prepared: September 20, 2004

$1,725,888,000 (Approximate)

Revolving Home Equity Loan Trust (2004-K)

REVOLVING HOME EQUITY LOAN ASSET BACKED NOTES, SERIES 2004-K

Class	Approximate Amount [1]	Note Rate	WAL (Years) Call/Mat [2]	Payment Window (Months) Call/Mat [2]	Last Scheduled Payment Date	Expected Rating (S&P/Moody's)
1-A	$785,006,000			*Not Offered Herein*		
2-A	$940,882,000	LIBOR + 30[3]	2.54 / 2.71	1-73 / 1-141	July 2029	AAA / Aaa
Total	$1,725,888,000					

(1) Subject to a permitted variance of +/- 10%.
(2) Based on a collateral prepayment assumption of 40% CPR and a 15% draw rate, with respect to the Mortgage Loans and a settlement date of September 29, 2004.
(3) Subject to the lesser of (a) a fixed cap of 16.00% and (b) the related Net WAC, as more fully described herein. Additionally, the coupon for the initial interest accrual period shall be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR benchmarks).

Transaction Participants

Underwriter:	Countrywide Securities Corporation (Lead Manager) and Greenwich Capital Markets, Inc. (Co-Manager).
Sponsor and Master Servicer:	Countrywide Home Loans, Inc. ("Countrywide").
Depositor:	CWABS, Inc. (a limited purpose finance subsidiary of Countrywide Financial Corporation).
Custodian:	Treasury Bank, National Association (an affiliate of the Sponsor and Master Servicer).
Note Insurer:	Ambac Assurance Corporation ("Ambac")
Indenture Trustee:	JP Morgan Chase Bank.
Owner Trustee:	Wilmington Trust Company.

Relevant Dates

Expected Closing Date:	September 29, 2004.
Expected Settlement Date:	September 29, 2004.
Cut-off Date:	September 22, 2004.
Interest Period:	Except with respect to the first Payment Date, the interest accrual period with respect to the Notes for a given Payment Date will be the period beginning with the previous Payment Date and ending on the day prior to such Payment Date. For the first Payment Date, the Notes will accrue interest from the Closing Date through November 14, 2004.
Payment Date:	The fifteenth (15th) day of each month (or, if not a business day, the next succeeding business day), commencing November 15, 2004.
Collection Period:	With respect to any Payment Date, the calendar month preceding the Payment Date or, in the case of the first Collection Period, the period beginning on the Cut-off Date and ending on the last day of October 2004.

The Mortgage Loans

Description of Mortgage Loans:	The Trust will consist of two groups of home equity revolving credit line loans made or to be made in the future under certain home equity revolving credit line loan agreements (the "Group 1 Mortgage Loans" and "Group 2 Mortgage Loans"). The Group 1 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties with conforming loan balances based on maximum credit limits and will bear interest at rates that adjust based on the prime rate. The Group 2 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties and will bear interest at rates that adjust based on the prime rate. The original principal balance of each class of Notes will exceed the aggregate Cut-off Date principal balance of the Mortgage Loans in the related loan group transferred to the Trust on the closing date.

The actual pool of Mortgage Loans delivered to the Trust on the Closing Date is expected to have a Cut-off Date Balance of approximately $1,700,000,000 (subject to a variance of +/- 10%). However, the information presented in these Computational Materials for the Mortgage Loans, particularly in the collateral tables, which follow, reflects a statistical pool of Mortgage Loans as of September 1, 2004. However, the characteristics of the statistical pool are expected to be representative of the final pool of Mortgage Loans actually delivered to the Trust on the Closing Date.

HELOC Amortization: The Mortgage Loans are adjustable rate, home equity lines of credit ("HELOCs") which may be drawn upon generally for a period (the "Draw Period") of five (5) years (which, in most cases, may be extendible for an additional five (5) years with Countrywide's approval). HELOCs are generally subject to a fifteen (15) year repayment period following the end of the Draw Period during which the outstanding principal balance of the Mortgage Loan will be repaid in monthly installments equal to 1/180 of the outstanding principal balance as of the end of the Draw Period. A relatively small number of HELOCs are subject to a five (5), ten (10), or twenty (20) year repayment period following the Draw Period during which the outstanding principal balance of the loan will be repaid in equal monthly installments. Approximately 0.03% of the Group 1 Mortgage Loans require a balloon repayment at the end of the Draw Period and approximately 0.19% of the Group 2 Mortgage Loans require a balloon repayment at the end of the Draw Period.

Cut-off Date Balance: The aggregate unpaid principal balance of the Mortgage Loans as of the Cut-off Date.

The Notes

Description of the Notes: The Class 1-A and Class 2-A Notes (together, the "Notes") will be issued by CWABS Revolving Home Equity Loan Trust, Series 2004-K (the "Trust"). As of the Closing Date, the aggregate principal balance of both classes of the Notes will be $1,725,888,000 (subject to a permitted variance of +/- 10%).

Federal Tax Status: It is anticipated that the Notes will be treated as debt instruments for federal income tax purposes.

Registration: The Notes will be available in book-entry form through DTC, Clearstream and the Euroclear System.

Note Rate: Except as noted below, each class of Notes will accrue interest during each Interest Accrual Period at a rate equal to the least of: (a) one-month LIBOR, plus 0.30%, (b) the Net WAC of the Mortgage Loans in the related Loan Group, and (c) 16.00%. With respect to the initial Interest Accrual Period only, the rate calculated in clause (a) above will be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR as benchmarks).

Net WAC: The "Net WAC" of the Group 1 or Group 2 Mortgage Loans shall mean the weighted average of the loan rates of the Group 1 or Group 2 Mortgage Loans (as applicable), weighted on the basis of the daily average balance of each Mortgage Loan in the applicable loan group during the related billing cycle before the Collection Period relating to the Payment Date, net of the Expense Fee Rate.

Expense Fee Rate: For any Payment Date, the "Expense Fee Rate" shall be an amount equal to the sum of (i) the servicing fee rate, (ii) the note insurer premium rate times a fraction, the numerator, which is the Note principal balance of the applicable class of Notes and the denominator of which is the related Loan Group Balance, and (iii) commencing with the Payment Date in November 2005, the Note Insurer Carve-out Rate. The "Note Insurer Carve-out Rate" for any given Payment Date on and after the November 2005 Payment Date shall be equal to 0.50%.

Basis Risk Carryforward: On any Payment Date the "Basis Risk Carryforward" for either Class of Notes will equal, the sum of (x) the excess of (a) the amount of interest that would have accrued on such Notes during the related Interest Accrual Period without giving effect to the related Net WAC cap, over (b) the amount of interest that actually accrued on such Notes during such period, and (y) any Basis Risk Carryforward remaining unpaid from prior Payment Dates together with accrued interest thereon at the Note Rate without giving effect to the related Net WAC cap. The Basis Risk Carryforward will be paid to the extent funds are available from the related Mortgage Loans as set forth in "Group 1 Distributions of Interest" or "Group 2 Distributions of Interest" (as applicable), below.

Group 1 Distributions of Interest: Investor interest collections related to the Group 1 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 1 Mortgage Loans;
2. Accrued monthly interest on the Class 1-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed, absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
6. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 1 Mortgage Loans;
8. Paydown of the Class 1-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 2-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 1 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 1-A Notes;
12. Basis Risk Carryforward related to the Class 1-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 2 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Group 2 Distributions of Interest: Investor interest collections related to the Group 2 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 2 Mortgage Loans;
2. Accrued monthly interest on the Class 2-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed , absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
6. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 2 Mortgage Loans;
8. Paydown of the Class 2-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 1-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 2 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 2-A Notes;
12. Basis Risk Carryforward related to the Class 2-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 1 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Distributions of Principal: Collections of principal related to the Mortgage Loans in each loan group are to be applied to the related class of Notes in the following order of priority:

1. During the Managed Amortization Period (as described below), the amount of principal payable to the holder of a class of Notes for each Payment Date will equal, to the extent funds are available from the related Mortgage Loans, the lesser of (a) the product of (i) the Investor Fixed Allocation Percentage (as defined below) for those Notes, and (ii) principal collections from the related Mortgage Loans relating to such Payment Date (such product, the "Maximum Principal Payment"), and (b) principal collections from the related Mortgage Loans for the related Payment Date less the sum of additional balances created from new draws on those Mortgage Loans during the related Collection Period (but not less than zero).

   The "Managed Amortization Period" for each class of Notes shall mean the period beginning on the Closing Date and, unless a Rapid Amortization Event (i.e., certain events of default or other material non-compliance by the Sponsor under the terms of the related transaction documents) shall have earlier occurred, through and including the Payment Date in October 2009.

The "Investor Fixed Allocation Percentage" for any Payment Date and each Class of Notes will be calculated as follows: (i) on any date on which the related allocated Transferor Interest is less than the related Required Transferor Subordinated Amount, 100%, and (ii) on any date on which the related allocated Transferor Interest equals or exceeds the related Required Transferor Subordinated Amount, [98.80]%.

2. After the Managed Amortization Period, the amount of principal payable to the holders of each class of Notes will be equal to the related Maximum Principal Payment.

The "allocated Transferor Interest" for each loan group is the portion of the Transferor Interest attributable to such loan group and will equal the related Transferor Principal Balance (as defined below).

Optional Termination: The Notes may be retired as a result of the owner of the Transferor Interest purchasing all of the mortgage loans then included in the trust estate on any payment date on or after which the aggregate principal balance of both classes of Notes of Notes is less than or equal to 10% of the initial aggregate principal balance of the Notes of both classes.

Credit Enhancement: The Trust will include the following mechanisms, each of which is intended to provide credit support for the Notes:

1. Excess Interest Collections. For any Loan Group, its Excess Interest Collections are the related investor interest collections minus the sum of (a) the interest paid to the related class of Notes, (b) the servicing fee retained by the Master Servicer for the Mortgage Loans in that loan group, and (c) the premium paid to the Note Insurer allocable to that Loan Group. Investor Interest Collections from a loan group will be available to cover losses on the Mortgage Loans in the related loan group first and then, if necessary, in the unrelated loan group.

2. Limited Subordination of Transferor Interest (Overcollateralization). A portion of the allocated Transferor Interest related to each loan group will be available to provide limited protection against Investor Loss Amounts in such loan group (as defined below) up to the Available Transferor Subordinated Amount for such loan group. The "Available Transferor Subordinated Amount" for each loan group is, for any Payment Date, the lesser of the related Transferor Principal Balance and the related Required Transferor Subordinated Amount. The "Transferor Principal Balance" for each loan group is, for any date of determination, (a) the Loan Group Balance of the related Mortgage Loans at the close of business on the prior day, minus (b) the Note Principal Balance of the related class of Notes reduced by the aggregate of amounts actually distributed as principal on such Notes through the close of business on such date of determination. Subject to any step-down or step-up as may be permitted or required by the transaction documents, the "Required Transferor Subordinated Amount" for each loan group will be (i) prior to the step-down date, [1.20]% of the Cut-off Date Balance of the related Mortgage Loans and (ii) on or after the step-down date and so long as a trigger event is not in effect, [2.40]% of the then current unpaid principal balance of the related Mortgage Loans (subject to a floor equal to 0.50% of the Cut-off Date Balance of the related Mortgage Loans). The allocated Transferor Interest for each loan group will be approximately zero on the Closing Date.

The initial aggregate principal balance of each class of Notes will exceed the aggregate Cut-off Date principal balance of the Mortgage Loans in the related Loan Group transferred to the issuer on the closing date. This excess represents an undercollateralization of approximately 1.50% of the original principal balance of the Notes.

3. Surety Wrap. Ambac will issue a note insurance policy, which will guarantee the timely payment of interest and the ultimate repayment of principal to the holders of the Notes. The policy does not cover payment of Basis Risk Carryforward.

Investor Loss Amounts: With respect to any Payment Date and each Class of Notes, the amount equal to the product of (a) the applicable Investor Floating Allocation Percentage (as defined below) for such Payment Date and such Notes, and (b) the aggregate of the Liquidation Loss Amounts for such Payment Date from Mortgage Loans in the relevant loan group. The "Investor Floating Allocation Percentage," for any Payment Date and each loan group shall be the lesser of 100% and a fraction, the numerator of which is the related Note Principal Balance and the denominator of which is the Loan Group Balance of the related Mortgage Loans at the beginning of the related Collection Period. The "Loan Group Balance" for each loan group and any date is the aggregate of the principal balances of the related Mortgage Loans as of such date. "Liquidation Loss Amounts" for any liquidated Mortgage Loan and any Payment Date is the unrecovered principal balance of such Mortgage Loan at the end of the Collection Period in which such Mortgage Loan became a liquidated Mortgage Loan, after giving effect to its net liquidation proceeds.

ERISA Eligibility: Subject to the considerations in the prospectus supplement, the Notes are expected to be ERISA eligible. Prospective investors must review the related prospectus and prospectus supplement and consult with their professional advisors for a more detailed description of these matters prior to investing in the Notes.

SMMEA Treatment: The Notes will not constitute "mortgage related securities" for purposes of SMMEA.

[Collateral Tables and Discount Margin Tables to follow]

Discount Margin Tables (%)

Class 2-A (To Call) [1]

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	30	30	30	30	30	30	30
WAL (yr)	6.09	5.14	3.13	2.54	2.09	1.74	1.62
MDUR (yr)	5.63	4.79	2.99	2.45	2.03	1.70	1.59
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Jul16	Apr15	Dec11	Nov10	Dec09	Feb09	Oct08

[1] Based on a 15% draw rate.

Class 2-A (To Maturity) [1]

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	30	30	30	30	30	30	30
WAL (yr)	6.34	5.37	3.32	2.71	2.24	1.88	1.76
MDUR (yr)	5.82	4.97	3.15	2.59	2.16	1.82	1.71
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Oct24	Feb23	May18	Jul16	Jan15	Sep13	Mar13

[1] Based on a 15% draw rate.

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Material for
Countrywide Asset Backed Notes, Series 2004-K
Group 2

$926,034,507

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

			Range
Aggregate Principal Balance		$926,034,507	
Aggregate Credit Limit		$1,072,031,512	
WA Coupon (Gross)		5.563%	3.000% to 10.750%
WA Margin (Gross)		1.801%	-1.125% to 6.375%
WA Maximum Rate		17.944%	16.000% to 24.000%
Average Principal Balance		$101,908	$1,000 to $2,500,000
Average Credit Limit		$117,974	$9,500 to $2,500,000
WA Remaining Term To Scheduled Maturity (months)		297	109 to 351
WA Combined Loan-to-Value Ratio		85.48%	11.17% to 100.00%
Average Credit Utilization Rate		88.85%	0.20% to 100.00%
Origination Period			11/26/1997 to 8/27/2004
Secured by (% of pool)	1st Liens	0.00%	
	2nd Liens	100.00%	
WA Months to First Roll			
WA FICO		715	
WA Second Mortgage Ratio		28.87%	1.81% to 100.00%

Top 5 States		Top 5 Prop		Doc Types		Appr Types		Occ Codes		Delinq Status	
CA	61.90%	SFR	68.73%	REDUCE	44.50%	1004U	62.84%	OO	94.78%	Current	96.67%
FL	4.10%	PUD	21.19%	FULL	18.35%	Full	18.74%	INV	2.98%	30 - 59 D	3.31%
NY	4.01%	CND	7.88%	ALT	18.20%	1073C	5.39%	2H	2.23%	90+ Days	0.02%
NJ	3.32%	2-4U	2.19%	STREAM	10.00%	2055I	3.46%				
MA	2.95%	MNF	0.01%	SUPERS	8.95%						

$926,034,507

Loan Programs

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
HELOC 10YDR/20YRP	$2,062,601	32	0.22	$64,456	4.877	348.67	718	86.0
HELOC 10YDR/0YRP	$392,959	4	0.04	$98,240	5.881	109.00	734	100.0
HELOC 5YDR/10YRP	$278,344	2	0.03	$139,172	5.977	173.74	732	73.7
HELOC 10YDR/15YRP	$920,865,081	9,020	99.44	$102,091	5.564	296.77	715	85.5
HELOC 15YDR/0YRP	$1,402,536	15	0.15	$93,502	6.430	177.92	706	89.9
HELOC 15YDR/10YRP	$1,032,986	14	0.11	$73,785	4.421	298.08	705	84.5
	$926,034,507	9,087	100.00	$101,908	5.563	296.59	715	85.5

Principal Balances

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $10,000.00	$1,375,542	219	0.15	$6,281	4.970	298.48	730	79.4
$10,000.01 - $20,000.00	$3,945,243	244	0.43	$16,169	5.038	296.74	715	79.8
$20,000.01 - $30,000.00	$8,202,897	314	0.89	$26,124	5.236	295.66	713	80.7
$30,000.01 - $40,000.00	$19,381,120	524	2.09	$36,987	5.454	296.88	706	84.6
$40,000.01 - $50,000.00	$38,870,316	844	4.20	$46,055	5.594	296.53	710	85.4
$50,000.01 - $60,000.00	$52,692,412	946	5.69	$55,700	5.696	296.95	715	88.5
$60,000.01 - $70,000.00	$60,951,743	924	6.56	$65,965	5.841	296.87	715	90.3
$70,000.01 - $80,000.00	$72,393,164	965	7.82	$75,019	6.035	296.16	716	91.6
$80,000.01 - $90,000.00	$57,634,441	677	6.22	$85,132	5.910	296.98	711	91.1
$90,000.01 - $100,000.00	$82,484,337	850	8.91	$97,040	5.879	296.52	709	89.0
$100,000.01 - $125,000.00	$84,458,819	747	9.12	$113,064	5.774	296.24	714	89.4
$125,000.01 - $150,000.00	$98,595,551	698	10.65	$141,254	5.694	296.87	709	84.6
$150,000.01 - $175,000.00	$32,956,696	202	3.56	$163,152	5.309	296.87	716	85.6
$175,000.01 - $200,000.00	$44,705,648	234	4.83	$191,050	5.231	296.82	714	81.9
$200,000.01 - $225,000.00	$23,056,999	108	2.49	$213,491	5.070	296.27	725	83.9
$225,000.01 - $250,000.00	$25,787,067	107	2.78	$241,001	5.238	296.71	713	82.1
$250,000.01 - $275,000.00	$16,821,820	64	1.82	$262,841	5.249	298.34	725	82.4
$275,000.01 - $300,000.00	$24,570,591	84	2.65	$292,507	5.381	296.55	707	79.6
$300,000.01 - $325,000.00	$10,011,489	32	1.08	$312,859	5.295	296.69	730	80.9
$325,000.01 - $350,000.00	$13,915,299	41	1.50	$339,398	5.157	297.12	720	82.9
$350,000.01 - $375,000.00	$11,327,373	31	1.22	$365,399	4.718	296.88	734	80.7
$375,000.01 - $400,000.00	$13,400,961	34	1.45	$394,146	5.286	296.04	714	82.9
$400,000.01 - $425,000.00	$5,827,396	14	0.63	$416,243	4.723	295.42	730	88.2
$425,000.01 - $450,000.00	$7,955,737	18	0.86	$441,985	5.448	296.53	715	82.0
$450,000.01 - $475,000.00	$9,220,133	20	1.00	$461,007	5.347	297.00	719	84.1
$475,000.01 - $500,000.00	$25,332,973	51	2.74	$496,725	5.092	296.52	723	75.3
$500,000.01 - $525,000.00	$1,023,457	2	0.11	$511,728	4.564	293.48	727	80.0
$525,000.01 - $550,000.00	$2,690,711	5	0.29	$538,142	4.596	298.20	719	81.4
$550,000.01 - $575,000.00	$2,831,500	5	0.31	$566,300	5.213	296.19	685	79.2
$575,000.01 - $600,000.00	$2,954,991	5	0.32	$590,998	5.391	294.46	737	91.9
$600,000.01 - $625,000.00	$1,832,640	3	0.20	$610,880	4.496	296.32	753	70.2
$625,000.01 - $650,000.00	$5,172,860	8	0.56	$646,607	6.046	296.90	716	73.8
$650,000.01 - $675,000.00	$2,001,768	3	0.22	$667,256	4.250	294.30	738	89.9
$675,000.01 - $700,000.00	$4,156,728	6	0.45	$692,788	5.496	294.65	722	84.0
$700,000.01 - $725,000.00	$2,159,000	3	0.23	$719,667	5.080	297.00	764	78.3
$725,000.01 - $750,000.00	$2,944,198	4	0.32	$736,050	5.757	294.76	744	85.9

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

Countrywide

SECURITIES CORPORATION

A Countrywide Capital Markets Company

Computational Material for

Countrywide Asset Backed Notes, Series 2004-K

Group 2

$926,034,507

Principal Balances

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$750,000.01 - $775,000.00	$2,302,000	3	0.25	$767,333	5.585	297.01	732	83.3
$775,000.01 - $800,000.00	$2,378,699	3	0.26	$792,900	5.046	297.67	712	79.3
$800,000.01 - $825,000.00	$4,883,000	6	0.53	$813,833	5.607	297.68	706	81.6
$825,000.01 - $850,000.00	$3,347,522	4	0.36	$836,880	5.246	296.47	737	86.6
$850,000.01 - $875,000.00	$855,000	1	0.09	$855,000	4.875	288.00	677	100.0
$875,000.01 - $900,000.00	$900,000	1	0.10	$900,000	6.125	299.00	750	75.0
$900,000.01 - $925,000.00	$904,623	1	0.10	$904,623	4.500	288.00	766	100.0
$925,000.01 - $950,000.00	$1,879,863	2	0.20	$939,932	5.500	298.47	725	75.8
$950,000.01 - $975,000.00	$966,000	1	0.10	$966,000	7.000	294.00	730	90.0
$975,000.01 - $1,000,000.00	$21,965,777	22	2.37	$998,444	4.976	296.[illegible]	713	66.9
> $1,000,000.00	$12,008,404	7	1.30	$1,715,486	4.557	297.58	720	69.1
	$926,034,507	9,087	100.00	$101,908	5.563	296.59	715	85.5

Mortgage Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 3.000	$23,398,723	247	2.53	$94,724	3.000	297.60	714	87.9
3.001 - 3.500	$21,443,377	212	2.32	$101,148	3.253	298.82	717	88.2
3.501 - 4.000	$125,953,570	1,230	13.60	$102,401	3.983	298.63	706	82.7
4.001 - 4.500	$157,596,960	1,504	17.02	$104,785	4.324	297.12	730	84.2
4.501 - 5.000	$91,405,098	738	9.87	$123,855	4.808	295.49	722	74.8
5.001 - 5.500	$90,928,922	656	9.82	$138,611	5.283	296.72	709	78.0
5.501 - 6.000	$42,761,677	386	4.62	$110,782	5.810	296.01	699	79.9
6.001 - 6.500	$65,566,648	824	7.08	$79,571	6.316	294.43	717	86.7
6.501 - 7.000	$148,853,470	1,577	16.07	$94,390	6.810	296.10	716	90.9
7.001 - 7.500	$41,705,184	472	4.50	$88,358	7.288	296.04	690	90.1
7.501 - 8.000	$93,558,566	1,002	10.10	$93,372	7.781	296.15	718	97.0
8.001 - 8.500	$6,368,265	57	0.69	$111,724	8.266	297.67	719	93.5
8.501 - 9.000	$12,784,595	135	1.38	$94,701	8.785	294.62	692	95.1
9.001 - 9.500	$2,713,351	34	0.29	$79,804	9.301	295.83	674	95.4
9.501 - 10.000	$637,762	8	0.07	$79,720	9.790	295.80	671	95.6
10.001 - 10.500	$162,100	3	0.02	$54,033	10.377	299.00	658	93.3
10.501 - 11.000	$198,250	2	0.02	$99,125	10.664	299.00	631	88.6
	$926,034,507	9,087	100.00	$101,908	5.563	296.59	715	85.5

Months Remaining to Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
109 - 120	$392,959	4	0.04	$98,240	6.881	109.00	734	100.0
169 - 180	$1,680,879	17	0.18	$98,875	6.355	177.23	710	87.2
217 - 228	$265,643	6	0.03	$44,274	4.708	220.82	782	100.0
265 - 276	$244,491	3	0.03	$81,497	5.416	274.00	729	85.7
277 - 288	$30,232,321	208	3.26	$145,348	5.272	286.67	727	97.0
289 - 300	$891,155,612	8,817	96.23	$101,072	5.573	297.14	714	85.1
337 - 348	$700,029	11	0.08	$63,639	4.822	347.66	711	85.5

$926,034,507

Months Remaining to Maturity								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
349 - 360	$1,362,573	21	0.15	$64,884	4.905	349.19	722	86.3
	$926,034,507	9,087	100.00	$101,908	5.563	296.59	715	85.5

Combined Loan-to-Value Ratios								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.01 - 20.00	$100,000	1	0.01	$100,000	7.500	296.00	671	11.2
20.01 - 30.00	$2,298,050	8	0.25	$287,256	4.960	298.35	729	24.9
30.01 - 40.00	$2,791,493	14	0.30	$199,392	4.815	297.18	727	37.7
40.01 - 50.00	$10,909,779	70	1.18	$155,854	4.878	298.10	735	45.7
50.01 - 60.00	$25,501,103	204	2.75	$125,005	4.898	298.02	712	56.0
60.01 - 70.00	$87,539,814	703	9.45	$124,523	4.680	298.86	717	66.8
70.01 - 80.00	$196,194,618	1,479	21.19	$132,654	4.901	297.27	711	77.8
80.01 - 90.00	$306,724,870	3,520	33.12	$87,138	5.786	297.23	709	88.6
90.01 - 100.00	$293,974,779	3,088	31.75	$95,199	6.138	295.44	722	97.9
	$926,034,507	9,087	100.00	$101,908	5.563	296.59	715	85.5

Geographic Distribution								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AK	$238,824	1	0.03	$238,824	4.750	295.00	703	70.0
AL	$1,017,779	15	0.11	$67,852	6.153	296.97	707	88.6
AZ	$12,360,193	132	1.33	$93,638	5.066	297.98	716	87.2
CA	$573,221,207	5,338	61.90	$107,385	5.644	296.64	714	85.3
CO	$18,697,153	203	2.02	$92,104	5.345	297.17	714	88.9
CT	$13,040,288	96	1.41	$135,836	5.349	296.46	709	74.8
DC	$1,631,918	18	0.18	$90,662	4.921	296.88	693	82.7
DE	$609,232	8	0.07	$76,154	5.442	292.61	690	92.3
FL	$37,989,535	378	4.10	$100,501	5.852	297.04	714	85.2
GA	$7,675,215	83	0.83	$92,472	5.691	295.71	713	92.7
HI	$6,252,895	57	0.68	$109,700	5.557	297.49	726	78.5
IA	$190,697	3	0.02	$63,566	7.062	296.13	731	95.6
ID	$2,827,065	19	0.31	$148,793	5.789	294.33	736	75.6
IL	$26,175,662	268	2.83	$97,670	5.218	296.90	719	86.1
IN	$1,105,944	15	0.12	$73,730	5.548	296.49	723	91.9
KS	$994,400	17	0.11	$58,494	5.524	298.23	717	90.0
KY	$1,379,088	13	0.15	$106,084	5.042	297.73	743	92.8
LA	$955,615	12	0.10	$79,635	5.372	297.56	710	89.9
MA	$27,304,758	280	2.95	$97,517	5.512	296.32	716	83.7
MD	$10,262,986	125	1.11	$82,104	5.651	296.51	711	86.5
ME	$230,694	3	0.02	$76,898	5.442	295.29	691	81.7
MI	$5,663,091	64	0.61	$88,486	5.493	298.52	714	89.0
MN	$4,594,626	60	0.50	$76,577	5.503	297.14	712	87.0
MO	$2,957,730	31	0.32	$95,411	5.601	297.60	714	88.6
MS	$80,000	1	0.01	$80,000	3.990	299.00	675	79.9

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Material for
Countrywide Asset Backed Notes, Series 2004-K
Group 2

$926,034,507

Geographic Distribution

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
MT	$479,532	8	0.05	$59,942	5.672	296.49	738	85.8
NC	$5,098,830	54	0.55	$94,423	5.333	296.55	714	92.5
NE	$149,000	1	0.02	$149,000	7.750	299.00	721	99.8
NH	$2,260,110	25	0.24	$90,404	5.310	296.24	696	90.9
NJ	$30,784,657	314	3.32	$98,040	5.180	294.98	717	84.0
NM	$1,060,776	12	0.11	$88,398	5.689	294.68	715	80.6
NV	$25,742,194	314	2.78	$81,982	5.679	297.53	717	88.8
NY	$37,099,962	390	4.01	$95,128	5.329	295.95	718	83.4
OH	$2,871,445	29	0.31	$99,015	5.148	291.93	724	90.8
OK	$845,162	9	0.09	$93,907	6.025	297.12	695	80.1
OR	$3,452,822	41	0.37	$84,215	5.309	295.34	719	89.5
PA	$7,010,583	76	0.76	$92,245	5.164	296.85	720	87.9
RI	$2,100,640	18	0.23	$116,702	5.459	294.02	739	84.7
SC	$1,978,672	22	0.21	$89,940	5.555	295.60	702	83.3
SD	$127,805	2	0.01	$63,902	5.612	297.70	708	83.2
TN	$2,345,553	31	0.25	$75,663	5.725	296.10	707	90.8
TX	$2,101,228	15	0.23	$140,082	4.695	295.68	746	90.8
UT	$3,960,862	37	0.43	$107,050	5.956	296.10	709	82.7
VA	$16,679,859	205	1.80	$81,365	5.361	297.48	717	90.3
VT	$493,000	3	0.05	$164,333	4.629	297.49	729	81.9
WA	$18,433,958	210	1.99	$87,781	5.598	295.98	719	88.6
WI	$2,593,122	21	0.28	$123,482	5.118	296.00	733	76.8
WV	$259,050	4	0.03	$64,763	4.845	299.00	713	96.5
WY	$649,090	6	0.07	$108,182	5.866	294.72	754	87.3
	$926,034,507	9,087	100.00	$101,908	5.563	296.59	715	85.5

FICO Ranges

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
821 - 840	$713,427	10	0.08	$71,343	4.822	294.75	827	86.9
801 - 820	$14,361,104	133	1.55	$107,978	5.173	295.99	807	84.7
781 - 800	$41,774,975	421	4.51	$99,228	5.202	296.27	789	84.8
761 - 780	$89,416,480	853	9.66	$104,826	5.218	296.85	770	83.8
741 - 760	$120,827,991	1,208	13.05	$100,023	5.583	296.54	751	86.4
721 - 740	$148,140,081	1,399	16.00	$105,890	5.562	296.50	731	86.7
701 - 720	$170,663,289	1,609	18.43	$106,068	5.633	296.46	710	86.7
681 - 700	$127,637,991	1,209	13.78	$105,573	5.714	296.92	691	85.7
661 - 680	$106,968,746	1,067	11.55	$100,252	5.728	296.56	671	85.2
641 - 660	$65,343,844	706	7.06	$92,555	5.565	296.64	651	82.9
621 - 640	$35,282,116	421	3.81	$83,805	5.487	296.59	632	81.9
601 - 620	$3,762,473	44	0.41	$85,511	5.576	296.77	615	81.8
581 - 600	$613,265	4	0.07	$153,316	4.690	296.26	594	86.1
561 - 580	$511,579	2	0.06	$255,790	6.752	293.49	574	90.0
<= 560	$17,148	1	0.00	$17,148	6.750	293.00	547	100.0
	$926,034,507	9,087	100.00	$101,908	5.563	296.59	715	85.5

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$926,034,507

Property Type Group

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$636,453,922	6,183	68.73	$102,936	5.521	296.52	714	84.6
PUD	$196,189,299	1,883	21.19	$104,190	5.504	296.88	714	86.6
CND	$72,990,414	859	7.88	$84,971	5.933	296.81	719	89.7
2-4U	$20,308,872	161	2.19	$126,142	6.110	296.97	719	86.4
MNF	$92,000	1	0.01	$92,000	3.990	299.00	734	79.8
	$926,034,507	9,087	100.00	$101,908	5.563	296.59	715	85.5

Gross Margins

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 0.000	$103,488,994	743	11.18	$139,285	4.178	295.82	741	79.4
0.001 - 0.250	$25,912,309	200	2.80	$129,562	4.132	297.83	712	70.3
0.251 - 0.500	$95,545,985	785	10.32	$121,715	4.468	296.36	721	75.8
0.501 - 0.750	$42,994,311	354	4.64	$121,453	4.572	296.55	720	77.8
0.751 - 1.000	$70,299,312	523	7.59	$134,416	5.043	297.31	714	80.0
1.001 - 1.250	$41,581,747	364	4.49	$114,236	4.998	297.00	688	76.6
1.251 - 1.500	$27,541,416	247	2.97	$111,504	5.249	297.38	708	83.8
1.501 - 1.750	$25,673,047	263	2.77	$97,616	5.545	295.24	697	79.0
1.751 - 2.000	$48,324,003	675	5.22	$71,591	5.322	298.32	727	87.5
2.001 - 2.250	$60,598,738	745	6.54	$81,341	5.448	296.54	713	87.9
2.251 - 2.500	$112,114,824	1,205	12.11	$93,041	6.060	297.08	729	93.1
2.501 - 2.750	$77,648,264	847	8.39	$91,674	6.587	296.53	706	90.2
2.751 - 3.000	$42,239,491	504	4.56	$83,809	6.108	296.76	675	89.7
3.001 - 3.250	$10,110,566	115	1.09	$87,918	6.589	294.64	689	90.7
3.251 - 3.500	$100,692,051	1,083	10.87	$92,975	7.139	296.82	712	97.4
3.501 - 3.750	$12,462,697	138	1.35	$90,309	7.522	294.73	709	94.5
3.751 - 4.000	$5,336,173	36	0.58	$148,227	7.047	298.97	700	92.3
4.001 - 4.250	$4,867,203	58	0.53	$83,917	6.386	297.53	680	91.8
4.251 - 4.500	$11,591,699	119	1.25	$97,409	8.291	295.27	687	95.3
4.501 - 4.750	$2,618,671	30	0.28	$87,289	8.129	294.01	701	93.0
4.751 - 5.000	$1,810,815	21	0.20	$86,229	8.165	295.29	664	96.7
5.001 - 5.250	$1,517,880	19	0.16	$79,888	8.423	297.71	679	96.0
5.251 - 5.500	$464,032	5	0.05	$92,806	8.285	295.99	669	86.8
5.501 - 5.750	$239,930	3	0.03	$79,977	9.875	298.32	703	95.0
5.751 - 6.000	$99,850	2	0.01	$49,925	10.300	299.00	668	92.3
6.001 - 6.250	$124,500	2	0.01	$62,250	10.625	299.00	642	95.0
6.251 - 6.500	$136,000	1	0.01	$136,000	10.625	299.00	626	85.7
1.801	$926,034,507	9,087	100.00	$101,908	5.563	296.59	715	85.5

Utilization Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 10.00	$1,662,780	175	0.18	$9,502	4.935	296.06	734	79.4
10.01 - 20.00	$3,638,610	163	0.39	$22,323	5.097	295.58	727	77.0
20.01 - 30.00	$6,898,187	197	0.74	$35,016	4.858	296.14	726	75.5

$926,034,507

Utilization Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30.01 - 40.00	$8,430,209	183	0.91	$46,067	4.834	295.77	727	77.5
40.01 - 50.00	$12,249,779	189	1.32	$64,814	4.857	296.87	717	80.1
50.01 - 60.00	$20,344,654	258	2.20	$78,855	5.038	296.89	716	77.0
60.01 - 70.00	$22,244,117	242	2.40	$91,918	5.058	296.04	720	78.9
70.01 - 80.00	$27,116,706	280	2.93	$96,845	5.020	295.19	717	81.1
80.01 - 90.00	$30,209,370	303	3.26	$99,701	5.163	295.31	716	81.1
90.01 - 100.00	$793,240,096	7,097	85.66	$111,771	5.652	296.71	714	86.5
	$926,034,507	9,087	100.00	$101,908	5.563	296.59	715	85.5

Lifetime Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
16.000	$6,112,836	61	0.66	$100,210	5.708	295.97	706	90.8
17.000	$40,044,262	392	4.32	$102,154	5.611	296.96	716	85.5
18.000	$879,736,688	8,633	95.00	$101,904	5.559	296.60	715	85.4
24.000	$140,721	1	0.02	$140,721	8.000	175.00	669	90.0
17.944	$926,034,507	9,087	100.00	$101,908	5.563	296.59	715	85.5

Draw Limit Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $10,000.00	$58,928	6	0.01	$9,821	6.387	294.97	698	83.4
$10,000.01 - $20,000.00	$837,326	51	0.09	$16,418	5.231	297.22	705	79.5
$20,000.01 - $30,000.00	$3,092,395	131	0.33	$23,606	5.340	297.27	711	81.4
$30,000.01 - $40,000.00	$12,543,594	374	1.35	$33,539	5.604	297.12	704	87.1
$40,000.01 - $50,000.00	$34,146,244	844	3.69	$40,458	5.633	296.64	708	85.9
$50,000.01 - $60,000.00	$45,410,823	853	4.90	$53,237	5.789	297.07	716	89.9
$60,000.01 - $70,000.00	$56,062,896	908	6.05	$61,743	5.919	296.98	715	91.4
$70,000.01 - $80,000.00	$71,390,484	1,029	7.71	$69,379	6.064	296.21	716	92.2
$80,000.01 - $90,000.00	$55,252,092	710	5.97	$77,820	5.944	296.81	712	91.6
$90,000.01 - $100,000.00	$90,804,238	1,087	9.81	$83,537	5.824	296.56	709	88.2
$100,000.01 - $125,000.00	$79,485,558	755	8.58	$105,279	5.821	296.23	714	90.4
$125,000.01 - $150,000.00	$110,806,422	909	11.97	$121,899	5.657	296.72	708	83.8
$150,000.01 - $175,000.00	$29,918,947	206	3.23	$145,238	5.332	297.11	716	86.2
$175,000.01 - $200,000.00	$45,583,397	298	4.92	$152,964	5.208	296.73	714	81.8
$200,000.01 - $225,000.00	$23,750,974	126	2.56	$188,500	5.077	297.68	720	83.7
$225,000.01 - $250,000.00	$28,776,478	154	3.11	$186,860	5.280	295.40	715	81.6
$250,000.01 - $275,000.00	$15,239,769	69	1.65	$220,866	5.205	296.74	726	83.9
$275,000.01 - $300,000.00	$27,616,384	117	2.98	$236,037	5.275	296.54	708	78.9
$300,000.01 - $325,000.00	$9,933,800	39	1.07	$254,713	5.488	296.80	728	85.1
$325,000.01 - $350,000.00	$16,752,667	65	1.81	$257,733	5.129	296.92	723	83.4
$350,000.01 - $375,000.00	$10,430,971	35	1.13	$298,028	4.782	296.81	729	82.2
$375,000.01 - $400,000.00	$16,020,383	53	1.73	$302,271	5.157	296.08	719	80.1
$400,000.01 - $425,000.00	$4,885,838	14	0.53	$348,988	4.713	295.83	728	87.4
$425,000.01 - $450,000.00	$9,069,325	29	0.98	$312,735	5.057	296.75	714	81.4

$926,034,507

Draw Limit Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$450,000.01 - $475,000.00	$9,773,087	23	1.06	$424,917	5.423	297.19	718	84.1
$475,000.01 - $500,000.00	$32,106,665	84	3.47	$382,222	4.952	296.37	726	74.1
$500,000.01 - $525,000.00	$999,569	2	0.11	$499,784	5.903	299.00	699	84.4
$525,000.01 - $550,000.00	$2,034,300	5	0.22	$406,860	5.325	299.00	746	85.4
$550,000.01 - $575,000.00	$3,644,000	7	0.39	$520,571	5.168	298.52	685	80.5
$575,000.01 - $600,000.00	$4,530,740	10	0.49	$453,074	4.846	295.12	722	86.7
$600,000.01 - $625,000.00	$802,000	3	0.09	$267,333	5.603	299.00	763	72.6
$625,000.01 - $650,000.00	$5,463,532	9	0.59	$607,059	6.063	295.57	724	76.4
$650,000.01 - $675,000.00	$1,336,382	2	0.14	$668,191	4.378	291.97	725	95.0
$675,000.01 - $700,000.00	$4,496,674	7	0.49	$642,382	5.710	293.15	730	88.3
$700,000.01 - $725,000.00	$2,672,457	4	0.29	$668,114	5.041	295.27	752	82.5
$725,000.01 - $750,000.00	$4,259,663	7	0.46	$608,523	5.607	295.49	740	83.8
$750,000.01 - $775,000.00	$2,302,000	3	0.25	$767,333	5.585	297.01	732	83.3
$775,000.01 - $800,000.00	$1,610,424	3	0.17	$536,808	4.945	298.81	699	84.2
$800,000.01 - $825,000.00	$4,883,000	6	0.53	$813,833	5.607	297.68	706	81.6
$825,000.01 - $850,000.00	$4,859,586	7	0.52	$694,227	4.871	296.49	738	80.1
$850,000.01 - $875,000.00	$855,000	1	0.09	$855,000	4.875	288.00	677	100.0
$875,000.01 - $900,000.00	$965,495	2	0.10	$482,748	6.023	298.73	750	74.7
$900,000.01 - $925,000.00	$921,873	2	0.10	$460,936	4.500	287.98	765	100.0
$925,000.01 - $950,000.00	$3,072,562	4	0.33	$768,141	5.241	295.90	735	74.9
$950,000.01 - $975,000.00	$966,000	1	0.10	$966,000	7.000	294.00	730	90.0
$975,000.01 - $1,000,000.00	$22,145,777	23	2.39	$962,860	4.970	296.20	713	87.0
> $1,000,000.00	$13,463,789	10	1.45	$1,346,379	4.541	297.70	724	69.3
	$926,034,507	9,087	100.00	$101,908	5.563	296.59	715	85.5

Lien Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Second	$926,034,507	9,087	100.00	$101,908	5.563	296.59	715	85.5
	$926,034,507	9,087	100.00	$101,908	5.563	296.59	715	85.5

Delinquency Status

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Current	$895,232,988	8,819	96.67	$101,512	5.543	296.68	715	85.4
30 - 59 Days	$30,607,319	266	3.31	$115,065	6.141	293.86	699	86.5
90+ Days	$194,200	2	0.02	$97,100	6.122	296.55	750	94.1
	$926,034,507	9,087	100.00	$101,908	5.563	296.59	715	85.5

Origination Year

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1997	$144,750	2	0.02	$72,375	4.751	218.66	789	100.0

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Material for

Countrywide Asset Backed Notes, Series 2004-K
Group 2

$926,034,507

Origination Year								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1998	$120,893	4	0.01	$30,223	4.655	222.97	775	100.0
2002	$390,518	6	0.04	$65,086	5.704	275.60	727	84.2
2003	$39,363,994	298	4.25	$132,094	5.243	288.61	728	96.3
2004	$886,014,352	8,777	95.68	$100,947	5.577	296.98	714	85.0
	$926,034,507	9,087	100.00	$101,908	5.563	296.59	715	85.5

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

ABS New Transaction

Computational Materials

$1,725,888,000
(Approximate)

CWABS, Inc.
Depositor

CWABS REVOLVING HOME EQUITY LOAN TRUST, Series 2004-K

Revolving Home Equity Loan Asset Backed Notes, Series 2004-K

Countrywide
HOME LOANS
Sponsor and Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement, any related supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this statistical pool may be deleted from the final pool of Mortgage Loans delivered to the Trust on the Closing Date. This statistical pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Prepared: September 20, 2004

$1,725,888,000 (Approximate)

Revolving Home Equity Loan Trust (2004-K)

REVOLVING HOME EQUITY LOAN ASSET BACKED NOTES, SERIES 2004-K

Class	Approximate Amount [1]	Note Rate	WAL (Years) Call/Mat [2]	Payment Window (Months) Call/Mat [2]	Last Scheduled Payment Date	Expected Rating (S&P/Moody's)
1-A	$785,006,000	LIBOR + 30[3]	2.54 / 2.70	1-73 / 1-141	July 2029	AAA / Aaa
2-A	$940,882,000			*Not Offered Herein*		
Total	$1,725,888,000					

(1) Subject to a permitted variance of +/- 10%.
(2) Based on a collateral prepayment assumption of 40% CPR and a 15% draw rate, with respect to the Mortgage Loans and a settlement date of September 29, 2004.
(3) Subject to the lesser of (a) a fixed cap of 16.00% and (b) the related Net WAC, as more fully described herein. Additionally, the coupon for the initial interest accrual period shall be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR benchmarks).

Transaction Participants

Underwriter:	Countrywide Securities Corporation (Lead Manager) and Greenwich Capital Markets, Inc. (Co-Manager).
Sponsor and Master Servicer:	Countrywide Home Loans, Inc. ("Countrywide").
Depositor:	CWABS, Inc. (a limited purpose finance subsidiary of Countrywide Financial Corporation).
Custodian:	Treasury Bank, National Association (an affiliate of the Sponsor and Master Servicer).
Note Insurer:	Ambac Assurance Corporation ("Ambac")
Indenture Trustee:	JP Morgan Chase Bank.
Owner Trustee:	Wilmington Trust Company.

Relevant Dates

Expected Closing Date:	September 29, 2004.
Expected Settlement Date:	September 29, 2004.
Cut-off Date:	September 22, 2004.
Interest Period:	Except with respect to the first Payment Date, the interest accrual period with respect to the Notes for a given Payment Date will be the period beginning with the previous Payment Date and ending on the day prior to such Payment Date. For the first Payment Date, the Notes will accrue interest from the Closing Date through November 14, 2004.
Payment Date:	The fifteenth (15th) day of each month (or, if not a business day, the next succeeding business day), commencing November 15, 2004.
Collection Period:	With respect to any Payment Date, the calendar month preceding the Payment Date or, in the case of the first Collection Period, the period beginning on the Cut-off Date and ending on the last day of October 2004.

The Mortgage Loans

Description of Mortgage Loans:	The Trust will consist of two groups of home equity revolving credit line loans made or to be made in the future under certain home equity revolving credit line loan agreements (the "Group 1 Mortgage Loans" and "Group 2 Mortgage Loans"). The Group 1 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties with conforming loan balances based on maximum credit limits and will bear interest at rates that adjust based on the prime rate. The Group 2 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties and will bear interest at rates that adjust based on the prime rate. The original principal balance of each class of Notes will exceed the aggregate Cut-off Date principal balance of the Mortgage Loans in the related loan group transferred to the Trust on the closing date.

The actual pool of Mortgage Loans delivered to the Trust on the Closing Date is expected to have a Cut-off Date Balance of approximately $1,700,000,000 (subject to a variance of +/- 10%). However, the information presented in these Computational Materials for the Mortgage Loans, particularly in the collateral tables, which follow, reflects a statistical pool of Mortgage Loans as of September 1, 2004. However, the characteristics of the statistical pool are expected to be representative of the final pool of Mortgage Loans actually delivered to the Trust on the Closing Date.

HELOC Amortization: The Mortgage Loans are adjustable rate, home equity lines of credit ("HELOCs") which may be drawn upon generally for a period (the "Draw Period") of five (5) years (which, in most cases, may be extendible for an additional five (5) years with Countrywide's approval). HELOCs are generally subject to a fifteen (15) year repayment period following the end of the Draw Period during which the outstanding principal balance of the Mortgage Loan will be repaid in monthly installments equal to 1/180 of the outstanding principal balance as of the end of the Draw Period. A relatively small number of HELOCs are subject to a five (5), ten (10), or twenty (20) year repayment period following the Draw Period during which the outstanding principal balance of the loan will be repaid in equal monthly installments. Approximately 0.08% of the Group 1 Mortgage Loans require a balloon repayment at the end of the Draw Period and approximately 0.19% of the Group 2 Mortgage Loans require a balloon repayment at the end of the Draw Period.

Cut-off Date Balance: The aggregate unpaid principal balance of the Mortgage Loans as of the Cut-off Date.

The Notes

Description of the Notes: The Class 1-A and Class 2-A Notes (together, the "Notes") will be issued by CWABS Revolving Home Equity Loan Trust, Series 2004-K (the "Trust"). As of the Closing Date, the aggregate principal balance of both classes of the Notes will be $1,725,888,000 (subject to a permitted variance of +/- 10%).

Federal Tax Status: It is anticipated that the Notes will be treated as debt instruments for federal income tax purposes.

Registration: The Notes will be available in book-entry form through DTC, Clearstream and the Euroclear System.

Note Rate: Except as noted below, each class of Notes will accrue interest during each Interest Accrual Period at a rate equal to the least of: (a) one-month LIBOR, plus 0.30%, (b) the Net WAC of the Mortgage Loans in the related Loan Group, and (c) 16.00%. With respect to the initial Interest Accrual Period only, the rate calculated in clause (a) above will be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR as benchmarks).

Net WAC: The "Net WAC" of the Group 1 or Group 2 Mortgage Loans shall mean the weighted average of the loan rates of the Group 1 or Group 2 Mortgage Loans (as applicable), weighted on the basis of the daily average balance of each Mortgage Loan in the applicable loan group during the related billing cycle before the Collection Period relating to the Payment Date, net of the Expense Fee Rate.

Expense Fee Rate: For any Payment Date, the "Expense Fee Rate" shall be an amount equal to the sum of (i) the servicing fee rate, (ii) the note insurer premium rate times a fraction, the numerator, which is the Note principal balance of the applicable class of Notes and the denominator of which is the related Loan Group Balance, and (iii) commencing with the Payment Date in November 2005, the Note Insurer Carve-out Rate. The "Note Insurer Carve-out Rate" for any given Payment Date on and after the November 2005 Payment Date shall be equal to 0.50%.

Basis Risk Carryforward: On any Payment Date the "Basis Risk Carryforward" for either Class of Notes will equal, the sum of (x) the excess of (a) the amount of interest that would have accrued on such Notes during the related Interest Accrual Period without giving effect to the related Net WAC cap, over (b) the amount of interest that actually accrued on such Notes during such period, and (y) any Basis Risk Carryforward remaining unpaid from prior Payment Dates together with accrued interest thereon at the Note Rate without giving effect to the related Net WAC cap. The Basis Risk Carryforward will be paid to the extent funds are available from the related Mortgage Loans as set forth in "Group 1 Distributions of Interest" or "Group 2 Distributions of Interest" (as applicable), below.

Group 1 Distributions of Interest: Investor interest collections related to the Group 1 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 1 Mortgage Loans;
2. Accrued monthly interest on the Class 1-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed, absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
6. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 1 Mortgage Loans;
8. Paydown of the Class 1-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 2-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 1 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 1-A Notes;
12. Basis Risk Carryforward related to the Class 1-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 2 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Group 2 Distributions of Interest: Investor interest collections related to the Group 2 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 2 Mortgage Loans;
2. Accrued monthly interest on the Class 2-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed, absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
6. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 2 Mortgage Loans;
8. Paydown of the Class 2-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 1-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 2 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 2-A Notes;
12. Basis Risk Carryforward related to the Class 2-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 1 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Distributions of Principal: Collections of principal related to the Mortgage Loans in each loan group are to be applied to the related class of Notes in the following order of priority:

1. During the Managed Amortization Period (as described below), the amount of principal payable to the holder of a class of Notes for each Payment Date will equal, to the extent funds are available from the related Mortgage Loans, the lesser of (a) the product of (i) the Investor Fixed Allocation Percentage (as defined below) for those Notes, and (ii) principal collections from the related Mortgage Loans relating to such Payment Date (such product, the "Maximum Principal Payment"), and (b) principal collections from the related Mortgage Loans for the related Payment Date less the sum of additional balances created from new draws on those Mortgage Loans during the related Collection Period (but not less than zero).

   The "Managed Amortization Period" for each class of Notes shall mean the period beginning on the Closing Date and, unless a Rapid Amortization Event (i.e., certain events of default or other material non-compliance by the Sponsor under the terms of the related transaction documents) shall have earlier occurred, through and including the Payment Date in October 2009.

The "Investor Fixed Allocation Percentage" for any Payment Date and each Class of Notes will be calculated as follows: (i) on any date on which the related allocated Transferor Interest is less than the related Required Transferor Subordinated Amount, 100%, and (ii) on any date on which the related allocated Transferor Interest equals or exceeds the related Required Transferor Subordinated Amount, [98.80]%.

2. After the Managed Amortization Period, the amount of principal payable to the holders of each class of Notes will be equal to the related Maximum Principal Payment.

The "allocated Transferor Interest" for each loan group is the portion of the Transferor Interest attributable to such loan group and will equal the related Transferor Principal Balance (as defined below).

Optional Termination: The Notes may be retired as a result of the owner of the Transferor Interest purchasing all of the mortgage loans then included in the trust estate on any payment date on or after which the aggregate principal balance of both classes of Notes is less than or equal to 10% of the initial aggregate principal balance of the Notes of both classes.

Credit Enhancement: The Trust will include the following mechanisms, each of which is intended to provide credit support for the Notes:

1. Excess Interest Collections. For any Loan Group, its Excess Interest Collections are the related investor interest collections minus the sum of (a) the interest paid to the related class of Notes, (b) the servicing fee retained by the Master Servicer for the Mortgage Loans in that loan group, and (c) the premium paid to the Note Insurer allocable to that Loan Group. Investor Interest Collections from a loan group will be available to cover losses on the Mortgage Loans in the related loan group first and then, if necessary, in the unrelated loan group.

2. Limited Subordination of Transferor Interest (Overcollateralization). A portion of the allocated Transferor Interest related to each loan group will be available to provide limited protection against Investor Loss Amounts in such loan group (as defined below) up to the Available Transferor Subordinated Amount for such loan group. The "Available Transferor Subordinated Amount" for each loan group is, for any Payment Date, the lesser of the related Transferor Principal Balance and the related Required Transferor Subordinated Amount. The "Transferor Principal Balance" for each loan group is, for any date of determination, (a) the Loan Group Balance of the related Mortgage Loans at the close of business on the prior day, minus (b) the Note Principal Balance of the related class of Notes reduced by the aggregate of amounts actually distributed as principal on such Notes through the close of business on such date of determination. Subject to any step-down or step-up as may be permitted or required by the transaction documents, the "Required Transferor Subordinated Amount" for each loan group will be (i) prior to the step-down date, [1.20]% of the Cut-off Date Balance of the related Mortgage Loans and (ii) on or after the step-down date and so long as a trigger event is not in effect, [2.40]% of the then current unpaid principal balance of the related Mortgage Loans (subject to a floor equal to 0.50% of the Cut-off Date Balance of the related Mortgage Loans). The allocated Transferor Interest for each loan group will be approximately zero on the Closing Date.

The initial aggregate principal balance of each class of Notes will exceed the aggregate Cut-off Date principal balance of the Mortgage Loans in the related Loan Group transferred to the issuer on the closing date. This excess represents an undercollateralization of approximately 1.50% of the original principal balance of the Notes.

3. Surety Wrap. Ambac will issue a note insurance policy, which will guarantee the timely payment of interest and the ultimate repayment of principal to the holders of the Notes. The policy does not cover payment of Basis Risk Carryforward.

Investor Loss Amounts: With respect to any Payment Date and each Class of Notes, the amount equal to the product of (a) the applicable Investor Floating Allocation Percentage (as defined below) for such Payment Date and such Notes, and (b) the aggregate of the Liquidation Loss Amounts for such Payment Date from Mortgage Loans in the relevant loan group. The "Investor Floating Allocation Percentage," for any Payment Date and each loan group shall be the lesser of 100% and a fraction, the numerator of which is the related Note Principal Balance and the denominator of which is the Loan Group Balance of the related Mortgage Loans at the beginning of the related Collection Period. The "Loan Group Balance" for each loan group and any date is the aggregate of the principal balances of the related Mortgage Loans as of such date. "Liquidation Loss Amounts" for any liquidated Mortgage Loan and any Payment Date is the unrecovered principal balance of such Mortgage Loan at the end of the Collection Period in which such Mortgage Loan became a liquidated Mortgage Loan, after giving effect to its net liquidation proceeds.

ERISA Eligibility: Subject to the considerations in the prospectus supplement, the Notes are expected to be ERISA eligible. Prospective investors must review the related prospectus and prospectus supplement and consult with their professional advisors for a more detailed description of these matters prior to investing in the Notes.

SMMEA Treatment: The Notes will not constitute "mortgage related securities" for purposes of SMMEA.

[Collateral Tables and Discount Margin Tables to follow]

Discount Margin Tables (%)

Class 1-A (To Call) [1]

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	30	30	30	30	30	30	30
WAL (yr)	6.09	5.13	3.13	2.54	2.09	1.74	1.62
MDUR (yr)	5.63	4.79	2.99	2.45	2.03	1.70	1.59
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Jul16	Apr15	Dec11	Nov10	Dec09	Feb09	Oct08

[1] Based on a 15% draw rate.

Class 1-A (To Maturity) [1]

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	30	30	30	30	30	30	30
WAL (yr)	6.34	5.37	3.32	2.70	2.24	1.88	1.76
MDUR (yr)	5.82	4.97	3.15	2.59	2.16	1.82	1.71
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Nov24	Feb23	May18	Jul16	Jan15	Sep13	Mar13

[1] Based on a 15% draw rate.

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Material for

Countrywide Asset Backed Notes, Series 2004-K
Group 1

$772,618,311

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

			Range
Aggregate Principal Balance		$772,618,311	
Aggregate Credit Limit		$891,021,368	
WA Coupon (Gross)		5.495%	2.250% to 13.250%
WA Margin (Gross)		2.236%	-0.750% to 9.000%
WA Maximum Rate		17.889%	6.000% to 24.000%
Average Principal Balance		$33,171	$1,000 to $166,800
Average Credit Limit		$38,254	$5,300 to $166,800
WA Remaining Term To Scheduled Maturity (months)		297	75 to 352
WA Combined Loan-to-Value Ratio		88.28%	8.08% to 100.00%
Average Credit Utilization Rate		88.10%	0.70% to 100.00%
Origination Period			9/20/1994 to 8/27/2004
Secured by (% of pool)	1st Liens	0.00%	
	2nd Liens	100.00%	
WA Months to First Roll			
WA FICO		707	
WA Second Mortgage Ratio		26.19%	2.34% to 100.00%

Top 5 States		Top 5 Prop		Doc Types		Appr Types		Occ Codes		Delinq Status	
CA	21.60%	SFR	71.55%	ALT	32.16%	1004U	40.30%	OO	95.56%	Current	97.09%
FL	6.50%	PUD	15.52%	REDUCE	20.43%	PrpValUp	19.42%	INV	2.88%	30 - 59 D	2.90%
NV	4.64%	CND	9.87%	STREAM	18.95%	Full	14.98%	2H	1.56%	60 - 89 D	0.01%
CO	4.52%	2-4U	2.87%	FULL	16.85%	1073C	5.40%			90+ Days	0.01%
NJ	4.36%	MNF	0.20%	SUPERS	11.61%						

$772,618,311

Loan Programs

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
HELOC 10YDR/20YRP	$6,079,378	185	0.79	$32,862	5.380	348.75	720	84.5
HELOC 10YDR/0YRP	$237,648	6	0.03	$39,608	5.235	108.96	729	99.3
HELOC 3YDR/10YRP	$24,332	2	0.00	$12,166	9.255	79.51	693	100.0
HELOC 5YDR/5YRP	$380,406	17	0.05	$22,377	6.417	112.03	690	94.2
HELOC 5YDR/10YRP	$46,933	2	0.01	$23,466	7.750	139.71	687	100.0
HELOC 10YDR/15YRP	$764,505,093	23,050	98.95	$33,167	5.496	296.60	707	88.3
HELOC 15YDR/0YRP	$351,823	7	0.05	$50,260	5.749	176.84	694	69.1
HELOC 15YDR/10YRP	$992,698	23	0.13	$43,161	5.407	298.19	694	80.9
	$772,618,311	23,292	100.00	$33,171	5.495	296.79	707	88.3

Principal Balances

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $10,000.00	$16,182,686	2,228	2.09	$7,263	4.954	296.59	715	81.4
$10,000.01 - $20,000.00	$78,002,177	5,002	10.10	$15,594	5.336	296.80	708	86.8
$20,000.01 - $30,000.00	$145,410,678	5,659	18.82	$25,695	5.356	297.08	707	89.6
$30,000.01 - $40,000.00	$130,251,974	3,720	16.86	$35,014	5.485	297.25	708	89.8
$40,000.01 - $50,000.00	$129,378,757	2,835	16.75	$45,636	5.681	296.81	709	89.8
$50,000.01 - $60,000.00	$91,121,093	1,657	11.79	$54,992	5.809	296.47	709	91.4
$60,000.01 - $70,000.00	$54,502,717	842	7.05	$64,730	5.710	296.69	705	89.1
$70,000.01 - $80,000.00	$33,148,945	440	4.29	$75,339	5.413	296.97	697	84.4
$80,000.01 - $90,000.00	$21,641,943	255	2.80	$84,870	5.446	296.27	705	86.8
$90,000.01 - $100,000.00	$33,605,342	345	4.35	$97,407	5.267	297.14	705	79.9
$100,000.01 - $125,000.00	$17,408,267	155	2.25	$112,311	5.259	295.04	716	83.4
$125,000.01 - $150,000.00	$19,739,626	140	2.55	$140,997	5.252	295.20	707	80.2
$150,000.01 - $175,000.00	$2,224,106	14	0.29	$158,865	4.938	291.70	719	92.2
	$772,618,311	23,292	100.00	$33,171	5.495	296.79	707	88.3

Mortgage Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 3.000	$14,656,720	401	1.90	$36,550	2.995	297.80	708	91.8
3.001 - 3.500	$24,684,912	681	3.19	$36,248	3.250	298.82	703	93.1
3.501 - 4.000	$179,572,491	5,965	23.24	$30,104	3.990	298.78	692	84.5
4.001 - 4.500	$126,213,158	4,034	16.34	$31,287	4.317	297.39	722	88.3
4.501 - 5.000	$41,805,458	1,057	5.41	$39,551	4.789	295.52	723	75.6
5.001 - 5.500	$36,243,628	904	4.69	$40,093	5.332	298.03	688	76.8
5.501 - 6.000	$25,866,609	697	3.35	$37,114	5.830	298.49	698	80.3
6.001 - 6.500	$58,420,370	2,051	7.56	$28,484	6.305	294.80	715	87.5
6.501 - 7.000	$124,366,681	3,741	16.10	$33,244	6.771	295.08	727	94.2
7.001 - 7.500	$40,912,795	1,280	5.30	$31,963	7.296	294.82	672	90.4
7.501 - 8.000	$73,315,396	1,694	9.49	$43,279	7.792	295.48	713	97.7
8.001 - 8.500	$8,332,317	257	1.08	$32,421	8.408	295.41	696	94.9
8.501 - 9.000	$11,883,070	342	1.54	$34,746	8.808	296.11	680	96.1
9.001 - 9.500	$3,801,322	113	0.49	$33,640	9.343	295.70	694	94.9

$772,618,311

Mortgage Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
9.501 - 10.000	$2,063,171	64	0.27	$32,237	9.788	294.71	678	95.2
10.001 - 10.500	$194,727	4	0.03	$48,682	10.226	299.00	663	96.3
10.501 - 11.000	$108,084	3	0.01	$36,028	10.736	297.75	712	96.0
11.501 - 12.000	$13,400	1	0.00	$13,400	11.875	299.00	689	90.0
12.001 - 12.500	$26,975	1	0.00	$26,975	12.250	295.00	689	100.0
> 13.000	$135,025	2	0.02	$67,513	13.208	298.32	635	90.9
	$772,618,311	23,292	100.00	$33,171	5.495	296.79	707	88.3

Months Remaining to Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
73 - 84	$24,332	2	0.00	$12,166	9.255	79.51	693	100.0
97 - 108	$152,658	4	0.02	$38,165	5.786	107.31	678	98.9
109 - 120	$486,543	20	0.06	$24,327	6.096	111.66	713	95.4
169 - 180	$403,616	9	0.05	$44,846	6.022	176.54	685	72.4
193 - 204	$29,336	1	0.00	$29,336	7.750	193.00	686	84.9
205 - 216	$95,530	3	0.01	$31,843	6.180	211.17	686	83.6
217 - 228	$1,291,822	47	0.17	$27,486	5.727	222.61	720	93.6
241 - 252	$16,000	1	0.00	$16,000	3.250	242.00	781	92.3
253 - 264	$95,914	4	0.01	$23,979	6.783	261.65	728	80.7
265 - 276	$146,724	6	0.02	$24,454	6.258	274.00	732	88.7
277 - 288	$25,122,834	585	3.25	$42,945	5.702	286.56	718	96.6
289 - 300	$738,673,623	22,425	95.61	$32,940	5.488	297.10	707	88.0
337 - 348	$1,643,146	58	0.21	$28,330	5.467	347.40	729	83.0
349 - 360	$4,436,232	127	0.57	$34,931	5.348	349.25	717	85.1
	$772,618,311	23,292	100.00	$33,171	5.495	296.79	707	88.3

Combined Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 10.00	$35,000	1	0.00	$35,000	3.990	299.00	702	8.1
10.01 - 20.00	$362,406	13	0.05	$27,877	4.910	296.52	692	15.6
20.01 - 30.00	$1,737,049	57	0.22	$30,475	4.583	298.37	721	26.1
30.01 - 40.00	$3,873,307	135	0.50	$28,691	4.801	295.35	717	35.8
40.01 - 50.00	$10,565,054	294	1.37	$35,936	4.649	297.52	713	45.7
50.01 - 60.00	$23,237,485	633	3.01	$36,710	4.629	297.63	711	55.7
60.01 - 70.00	$57,285,041	1,680	7.41	$34,098	4.664	297.03	700	66.9
70.01 - 80.00	$93,504,230	2,762	12.10	$33,854	4.778	297.47	695	77.6
80.01 - 90.00	$205,637,295	7,294	26.62	$28,193	5.616	297.35	694	88.7
90.01 - 100.00	$376,381,445	10,423	48.72	$36,111	5.824	296.22	718	98.0
	$772,618,311	23,292	100.00	$33,171	5.495	296.79	707	88.3

$772,618,311

Geographic Distribution								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AK	$3,146,099	68	0.41	$46,266	5.365	296.58	702	90.4
AL	$9,278,275	364	1.20	$25,490	5.369	296.11	716	94.5
AZ	$27,028,543	925	3.50	$29,220	5.339	297.47	710	91.9
CA	$166,865,846	3,883	21.60	$42,973	5.629	296.97	702	82.8
CO	$34,930,103	1,044	4.52	$33,458	5.503	296.80	715	92.1
CT	$9,039,105	279	1.17	$32,398	5.243	297.75	706	84.9
DC	$1,032,467	20	0.13	$51,623	5.276	298.16	700	83.7
DE	$2,093,111	66	0.27	$31,714	5.340	291.29	704	88.9
FL	$50,255,555	1,639	6.50	$30,662	5.685	296.84	711	89.3
GA	$18,966,611	619	2.45	$30,641	5.579	296.64	703	94.4
HI	$10,168,570	217	1.32	$46,860	5.170	297.00	717	83.7
IA	$3,466,506	143	0.45	$24,241	5.504	297.27	709	93.4
ID	$7,117,406	264	0.92	$26,960	5.509	296.69	708	92.0
IL	$28,202,937	881	3.65	$32,012	5.434	296.88	713	90.1
IN	$8,753,764	360	1.13	$24,316	5.578	296.61	707	93.8
KS	$5,475,976	218	0.71	$25,119	5.434	296.89	713	94.1
KY	$7,138,118	258	0.92	$27,667	5.331	295.49	713	93.8
LA	$4,985,193	201	0.65	$24,802	5.213	298.14	713	91.8
MA	$22,985,948	603	2.98	$38,119	5.679	296.64	699	85.2
MD	$17,116,242	447	2.22	$38,291	5.329	297.09	700	86.4
ME	$1,948,114	71	0.25	$27,438	4.938	296.73	709	84.6
MI	$23,159,188	822	3.00	$28,174	5.476	298.57	706	90.6
MN	$12,236,126	381	1.58	$32,116	5.456	296.59	704	88.9
MO	$10,451,438	416	1.35	$25,124	5.312	296.38	701	91.9
MS	$1,893,933	76	0.25	$24,920	5.145	295.86	710	94.3
MT	$1,826,983	77	0.24	$23,727	5.502	295.80	717	89.9
NC	$15,645,071	573	2.02	$27,304	5.502	296.75	711	93.1
ND	$429,054	18	0.06	$23,836	4.736	297.68	677	86.9
NE	$822,303	31	0.11	$26,526	5.117	297.05	714	94.6
NH	$5,201,201	147	0.67	$35,382	5.784	297.06	707	90.0
NJ	$33,719,039	901	4.36	$37,424	5.363	296.91	706	86.0
NM	$3,669,317	123	0.47	$29,832	5.424	295.54	726	91.6
NV	$35,828,685	910	4.64	$39,372	5.460	298.05	709	86.6
NY	$32,410,694	943	4.19	$34,370	5.266	296.55	704	82.6
OH	$16,753,943	651	2.17	$25,736	5.448	295.82	713	93.1
OK	$4,129,162	173	0.53	$23,868	5.480	296.83	707	94.1
OR	$13,643,951	429	1.77	$31,804	5.578	296.39	710	90.7
PA	$24,151,199	886	3.13	$27,259	5.217	296.56	710	89.6
RI	$3,449,123	92	0.45	$37,490	5.724	295.74	687	84.4
SC	$5,717,295	230	0.74	$24,858	5.507	295.93	712	91.6
SD	$567,811	22	0.07	$25,810	5.345	297.40	709	94.3
TN	$9,581,019	379	1.24	$25,280	5.325	296.38	713	93.5
TX	$4,217,628	149	0.55	$28,306	5.406	297.48	724	94.8
UT	$8,993,641	335	1.16	$26,847	5.856	295.24	709	92.7
VA	$19,823,303	564	2.57	$35,148	5.503	297.01	708	90.9
VT	$686,844	27	0.09	$25,439	5.554	296.57	705	88.8
WA	$28,223,871	820	3.65	$34,419	5.627	297.32	713	92.7
WI	$12,822,426	446	1.66	$28,750	5.486	295.89	705	90.8
WV	$1,486,593	61	0.19	$24,370	4.699	255.92	695	92.7

Countrywide SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Material for
Countrywide Asset Backed Notes, Series 2004-K
Group 1

$772,618,311

Geographic Distribution								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
WY	$1,083,082	40	0.14	$27,077	5.053	298.89	704	91.6
	$772,618,311	23,292	100.00	$33,171	5.495	296.79	707	88.3

FICO Ranges								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
821 - 840	$1,699,283	64	0.22	$26,551	5.430	295.34	826	85.7
801 - 820	$10,402,097	354	1.35	$29,384	5.149	296.51	808	86.8
781 - 800	$35,150,220	1,165	4.55	$30,172	5.418	296.55	789	87.1
761 - 780	$65,697,578	2,043	8.50	$32,157	5.442	296.95	770	88.2
741 - 760	$87,152,266	2,708	11.28	$32,183	5.579	296.60	750	89.6
721 - 740	$108,225,117	3,222	14.01	$33,589	5.596	296.80	730	90.4
701 - 720	$125,547,545	3,660	16.25	$34,303	5.600	296.87	710	90.0
681 - 700	$95,054,430	2,791	12.30	$34,057	5.563	297.05	690	89.4
661 - 680	$100,783,250	2,909	13.04	$34,645	5.431	296.99	670	89.1
641 - 660	$81,138,168	2,453	10.50	$33,077	5.349	296.48	651	84.5
621 - 640	$55,364,697	1,737	7.17	$31,874	5.369	296.57	631	82.2
601 - 620	$5,906,148	172	0.76	$34,338	5.061	297.65	617	81.3
581 - 600	$293,698	8	0.04	$36,712	5.816	296.17	593	83.9
561 - 580	$132,906	4	0.02	$33,226	4.704	297.17	572	80.5
<= 560	$70,908	2	0.01	$35,454	5.461	255.35	543	89.9
	$772,618,311	23,292	100.00	$33,171	5.495	296.79	707	88.3

Property Type Group								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$552,826,287	17,044	71.55	$32,435	5.412	296.72	704	87.6
PUD	$119,891,606	3,388	15.52	$35,387	5.550	297.08	714	90.5
CND	$76,235,642	2,318	9.87	$32,889	5.825	297.01	721	90.5
2-4U	$22,156,723	478	2.87	$46,353	6.210	296.24	706	86.4
MNF	$1,508,053	64	0.20	$23,563	4.592	295.71	712	78.3
	$772,618,311	23,292	100.00	$33,171	5.495	296.79	707	88.3

Gross Margins								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 0.000	$46,470,423	1,270	6.01	$36,591	4.220	295.75	744	71.7
0.001 - 0.250	$14,907,583	418	1.93	$35,664	4.215	297.49	693	65.9
0.251 - 0.500	$58,097,800	1,527	7.52	$38,047	4.447	296.23	721	76.7
0.501 - 0.750	$9,722,010	231	1.26	$42,087	4.777	297.24	704	73.6
0.751 - 1.000	$22,453,476	481	2.91	$46,681	4.909	297.62	712	80.9
1.001 - 1.250	$41,649,771	1,268	5.39	$32,847	4.672	297.65	658	73.6
1.251 - 1.500	$17,027,291	533	2.20	$31,946	4.799	299.49	713	82.5

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Material for
Countrywide Asset Backed Notes, Series 2004-K
Group 1

$772,618,311

Gross Margins

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.501 - 1.750	$22,415,517	634	2.90	$35,356	5.222	297.20	702	81.3
1.751 - 2.000	$58,633,929	2,337	7.59	$25,089	5.088	296.69	732	88.7
2.001 - 2.250	$48,594,578	1,603	6.29	$30,315	5.521	296.47	696	87.8
2.251 - 2.500	$165,601,859	5,162	21.43	$32,081	5.677	296.70	734	95.9
2.501 - 2.750	$28,641,204	813	3.71	$35,229	6.433	296.69	701	91.0
2.751 - 3.000	$60,421,291	1,968	7.82	$30,702	5.683	296.49	658	89.6
3.001 - 3.250	$9,874,058	338	1.28	$29,213	5.902	295.10	691	92.8
3.251 - 3.500	$107,242,390	2,693	13.88	$39,823	6.299	297.07	698	98.2
3.501 - 3.750	$18,086,723	643	2.34	$28,129	6.374	295.93	709	95.3
3.751 - 4.000	$3,730,879	105	0.48	$35,532	6.728	298.05	705	95.5
4.001 - 4.250	$12,314,335	422	1.59	$29,181	6.030	297.56	671	94.1
4.251 - 4.500	$10,421,647	279	1.35	$37,354	7.729	296.99	675	96.0
4.501 - 4.750	$7,238,674	264	0.94	$27,419	6.346	296.83	676	97.2
4.751 - 5.000	$2,899,424	104	0.38	$27,879	6.680	296.86	661	94.2
5.001 - 5.250	$2,619,682	74	0.34	$35,401	9.415	295.77	714	94.4
5.251 - 5.500	$2,584,137	97	0.33	$26,641	6.174	297.46	659	95.5
5.501 - 5.750	$414,976	12	0.05	$34,581	9.127	296.64	681	96.1
5.751 - 6.000	$115,246	4	0.01	$28,811	8.635	299.00	659	95.4
6.001 - 6.250	$148,720	4	0.02	$37,180	9.843	299.00	687	94.6
6.251 - 6.500	$47,884	2	0.01	$23,942	8.774	296.17	717	94.2
6.751 - 7.000	$67,404	2	0.01	$33,702	3.501	298.33	667	98.3
7.501 - 7.750	$13,400	1	0.00	$13,400	11.875	299.00	689	90.0
7.751 - 8.000	$26,975	1	0.00	$26,975	12.250	295.00	689	100.0
8.751 - 9.000	$135,025	2	0.02	$67,513	13.208	298.32	635	90.9
2.236	$772,618,311	23,292	100.00	$33,171	5.495	296.79	707	88.3

Utilization Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 10.00	$825,376	230	0.11	$3,589	4.851	296.23	735	73.3
10.01 - 20.00	$3,012,332	395	0.39	$7,626	4.893	295.87	724	75.2
20.01 - 30.00	$5,470,838	491	0.71	$11,142	4.670	297.69	718	75.0
30.01 - 40.00	$8,143,606	556	1.05	$14,647	4.772	297.48	719	76.8
40.01 - 50.00	$12,830,827	705	1.66	$18,200	4.819	297.07	712	77.3
50.01 - 60.00	$16,545,595	761	2.14	$21,742	4.902	296.88	708	77.8
60.01 - 70.00	$20,860,938	825	2.70	$25,286	4.907	295.96	709	78.5
70.01 - 80.00	$26,440,079	920	3.42	$28,739	5.078	297.13	707	80.5
80.01 - 90.00	$35,411,188	1,087	4.58	$32,577	5.177	296.00	708	82.4
90.01 - 100.00	$643,077,733	17,322	83.23	$37,125	5.598	296.83	707	90.1
	$772,618,311	23,292	100.00	$33,171	5.495	296.79	707	88.3

Lifetime Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
6.000	$33,241	2	0.00	$16,621	6.000	293.92	658	99.4

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Material for

Countrywide Asset Backed Notes, Series 2004-K
Group 1

$772,618,311

Lifetime Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
12.500	$53,254	1	0.01	$53,254	5.500	226.00	710	100.0
15.000	$7,543	1	0.00	$7,543	5.750	349.00	736	88.3
16.000	$16,202,856	586	2.10	$27,650	5.562	296.70	711	92.5
17.000	$53,999,862	1,774	6.99	$30,440	5.670	296.98	712	89.7
18.000	$702,157,734	20,925	90.88	$33,556	5.480	298.81	707	88.1
24.000	$163,820	3	0.02	$54,607	6.368	174.88	736	51.4
17.889	$772,618,311	23,292	100.00	$33,171	5.495	296.79	707	88.3

Draw Limit Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $10,000.00	$4,268,663	533	0.55	$8,009	5.382	298.55	708	87.8
$10,000.01 - $20,000.00	$63,327,461	4,501	8.20	$14,070	5.418	296.56	707	87.9
$20,000.01 - $30,000.00	$140,858,978	6,089	18.23	$23,133	5.366	297.04	707	90.3
$30,000.01 - $40,000.00	$126,700,872	3,999	16.40	$31,683	5.515	297.22	708	90.6
$40,000.01 - $50,000.00	$134,254,008	3,316	17.38	$40,487	5.642	296.96	709	89.1
$50,000.01 - $60,000.00	$92,029,302	1,824	11.91	$50,455	5.812	296.83	708	91.4
$60,000.01 - $70,000.00	$57,203,508	994	7.40	$57,549	5.695	296.38	703	89.1
$70,000.01 - $80,000.00	$37,290,455	612	4.83	$60,932	5.343	296.84	698	83.5
$80,000.01 - $90,000.00	$25,301,891	361	3.27	$70,088	5.415	296.76	704	85.5
$90,000.01 - $100,000.00	$44,679,847	616	5.78	$72,532	5.123	296.89	709	78.3
$100,000.01 - $125,000.00	$18,981,170	204	2.46	$93,045	5.216	295.26	716	83.4
$125,000.01 - $150,000.00	$24,848,109	222	3.22	$111,928	5.245	295.18	711	79.5
$150,000.01 - $175,000.00	$2,876,048	21	0.37	$136,955	4.884	292.52	712	86.9
	$772,618,311	23,292	100.00	$33,171	5.495	296.79	707	88.3

Lien Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Second	$772,618,311	23,292	100.00	$33,171	5.495	296.79	707	88.3
	$772,618,311	23,292	100.00	$33,171	5.495	296.79	707	88.3

Delinquency Status

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Current	$750,096,588	22,669	97.09	$33,089	5.469	296.91	708	88.3
30 - 59 Days	$22,371,711	619	2.90	$36,142	6.380	292.81	691	87.0
60 - 89 Days	$80,012	2	0.01	$40,006	6.767	293.00	666	88.2
90+ Days	$70,000	2	0.01	$35,000	4.968	297.47	665	90.0
	$772,618,311	23,292	100.00	$33,171	5.495	296.79	707	88.3

$772,618,311

Origination Year

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1994	$26,008	1	0.00	$26,008	8.000	180.00	559	90.0
1995	$29,336	1	0.00	$29,336	7.750	193.00	686	84.9
1996	$19,820	1	0.00	$19,820	8.750	207.00	666	81.2
1997	$343,469	12	0.04	$28,622	6.387	214.79	682	92.6
1998	$1,069,542	40	0.14	$26,739	5.656	218.79	729	93.5
1999	$16,000	1	0.00	$16,000	3.250	242.00	781	92.3
2001	$95,914	4	0.01	$23,979	6.783	261.65	728	80.7
2002	$263,114	10	0.03	$26,311	6.224	275.90	718	81.7
2003	$37,286,644	915	4.83	$40,750	5.649	295.06	719	95.0
2004	$733,468,464	22,307	94.93	$32,881	5.486	297.08	707	87.9
	$772,618,311	23,292	100.00	$33,171	5.495	296.79	707	88.3